     AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON MARCH 16, 2001



                                                      REGISTRATION NO. 333-52358

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                         PRE-EFFECTIVE AMENDMENT NO. 1


                                       TO


                                    FORM S-6

                   FOR REGISTRATION UNDER THE SECURITIES ACT
                    OF 1933 OF SECURITIES OF UNIT INVESTMENT
                        TRUSTS REGISTERED ON FORM N-8B-2

                            ------------------------

                  RELIASTAR LIFE INSURANCE COMPANY OF NEW YORK
                        VARIABLE LIFE SEPARATE ACCOUNT I
                           (Exact Name of Registrant)

                  RELIASTAR LIFE INSURANCE COMPANY OF NEW YORK
                               1000 WOODBURY ROAD
                            WOODBURY, NEW YORK 11797
         (Name and Address of principal executive office of depositor)

                            ------------------------


                               MICHAEL S. FISCHER


                                 CHIEF COUNSEL

                  RELIASTAR LIFE INSURANCE COMPANY OF NEW YORK
                           20 WASHINGTON AVENUE SOUTH
                             MINNEAPOLIS, MN 55440

                            ------------------------


Title of securities being registered: Variable life insurance contracts issued by a registered separate account.



The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

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--------------------------------------------------------------------------------

 RELIASTAR LIFE INSURANCE COMPANY OF NEW YORK VARIABLE LIFE SEPARATE ACCOUNT I

                             CROSS REFERENCE SHEET
                         (RECONCILIATION AND TIE SHEET)

ITEM NUMBER OF
 FORM N-8B-2                       HEADING IN THE PROSPECTUS
--------------                     -------------------------
       1          Cover Page
       2          Cover Page
       3          Not Applicable
       4          Distribution of the Policies
       5          ReliaStar Life Insurance Company of New York
       6          The Variable Account
       7          Not Applicable
       8          Not Applicable
       9          Not Applicable
      10          Summary; Death Benefit; Payment and Allocation of Premiums;
                  Death Benefit Guarantee; Accumulation Value; Policy Lapse
                  and Reinstatement; Surrender Benefits; Additional
                  Information on the Investments of the Variable Account;
                  Transfers; Policy Loans; Free Look and Conversion Rights;
                  Voting Rights; General Provisions; Appendix A; Appendix B
      11          Deductions and Charges; Additional Information on the
                  Investments of the Variable Account
      12          Additional Information on the Investments of the Variable
                  Account
      13          Deductions and Charges
      14          The Policies; General Provisions; Distribution of the
                  Policies
      15          Payment and Allocation of Premiums; Additional Information
                  on the Investments of the Variable Account
      16          Payment and Allocation of Premiums; Surrender Benefits;
                  Additional Information on the Investments of the Variable
                  Account
      17          Surrender Benefits; Policy Loans; Free Look and Conversion
                  Rights; General Provisions
      18          The Variable Account; Additional Information on the
                  Investments of the Variable Account; Payment and Allocation
                  of Premiums
      19          Voting Rights; General Provisions
      20          Not Applicable
      21          Policy Loans
      22          Not Applicable
      23          Bonding Arrangements
      24          Definitions; General Provisions
      25          ReliaStar Life Insurance Company of New York
      26          Not Applicable
      27          ReliaStar Life Insurance Company of New York
      28          Management
      29          ReliaStar Life Insurance Company of New York
      30          Not Applicable
      31          Not Applicable
      32          Not Applicable
      33          Not Applicable
      34          Not Applicable
      35          Not Applicable
      36          Not Applicable
      37          Not Applicable
      38          Distribution of the Policies
      39          Distribution of the Policies
      40          Distribution of the Policies

ITEM NUMBER OF
 FORM N-8B-2                       HEADING IN THE PROSPECTUS
--------------                     -------------------------
      41          Distribution of the Policies
      42          Management
      43          Not Applicable
      44          Additional Information on the Investments of the Variable
                  Account; Payment and Allocation of Premiums; Deductions and
                  Charges
      45          Not Applicable
      46          Additional Information on the Investments of the Variable
                  Account; Deductions and Charges
      47          Additional Information on the Investments of the Variable
                  Account
      48          ReliaStar Life Insurance Company of New York; State
                  Regulation
      49          Not Applicable
      50          The Variable Account
      51          Cover Page; The Policies; Death Benefit; Payment and
                  Allocation of Premiums; Deductions and Charges; Policy Lapse
                  and Reinstatement; General Provisions; Free Look and
                  Conversion Rights
      52          Additional Information on the Investments of the Variable
                  Account
      53          Federal Tax Matters
      54          Not Applicable
      55          Not Applicable
      56          Not Applicable
      57          Not Applicable
      58          Not Applicable
      59          Financial Statements

                                [RELIASTAR LOGO]

                  ReliaStar Life Insurance Company of New York
                               1000 Woodbury Road
                            Woodbury, New York 11797
                     -------------------------------------

                              SELECT(*)LIFE NY II
               FLEXIBLE PREMIUM VARIABLE LIFE INSURANCE POLICIES
                                   ISSUED BY
                  RELIASTAR LIFE INSURANCE COMPANY OF NEW YORK
                        VARIABLE LIFE SEPARATE ACCOUNT I
                                       OF
                  RELIASTAR LIFE INSURANCE COMPANY OF NEW YORK


     ReliaStar Life Insurance Company of New York is offering the flexible premium variable life insurance policy (Select(*)Life NY II) described in this prospectus. ReliaStar designed the Policy to provide (1) a death benefit payable when the insured person dies; and (2) maximum flexibility regarding premium payments and death benefits. Subject to certain restrictions, Policy owners may:


     - vary the frequency and amount of premium payments;

     - increase or decrease the level of death benefits payable under the policy; and

     - allocate premiums to:

          -- the Fixed Account, an account that provides a minimum specified rate of interest; and

          -- Sub-Accounts of ReliaStar Life Insurance Company of New York
             Variable Life Separate Account I, a variable account allowing you to invest in certain portfolios of the following Funds:

AIM Variable Insurance Funds
The Alger American Fund

The GCG Trust

Fidelity Variable Insurance Products Fund
Fidelity Variable Insurance Products Fund II
Janus Aspen Series
Neuberger Berman Advisers Management Trust
OCC Accumulation Trust
Pilgrim Variable Products Trust
Putnam Variable Trust

     If you allocate net premiums to Sub-Accounts of ReliaStar Life Insurance Company of New York Variable Life Separate Account I, the amount of the Policy's death benefit may, and the total value attributed to a Policy will, vary to reflect the investment performance of the Sub-Accounts you select.

     The Policy's purpose is to provide insurance protection for the beneficiary. ReliaStar does not claim that investing in the Policy is in any way similar or comparable to a systematic investment plan or a mutual fund.

     Generally, the Policy will remain in force as long as the cash surrender value (that is, the amount that ReliaStar would pay if you surrender the Policy) is sufficient to pay certain monthly charges. However, under certain circumstances the Policy provides a death benefit guarantee that allows the Policy to remain in force without regard to the cash surrender value. See "Death Benefit Guarantee."

     Interests in the Policies and shares of the Funds are not deposits or obligations of or guaranteed by a bank, and are not Federally insured by the Federal Deposit Insurance Corporation or any other government agency.

     THE SECURITIES AND EXCHANGE COMMISSION HAS NOT APPROVED THESE SECURITIES OR DETERMINED THAT THIS PROSPECTUS IS ACCURATE OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

     PLEASE READ THIS PROSPECTUS CAREFULLY AND KEEP IT FOR FUTURE REFERENCE. CALL 1-800-456-6965 TO OBTAIN A CURRENT PROSPECTUS FOR ANY OF THE FUNDS. A CURRENT PROSPECTUS FOR EACH OF THE FUNDS MUST ACCOMPANY THIS PROSPECTUS AND SHOULD BE READ IN CONJUNCTION WITH THIS PROSPECTUS.

     THE DATE OF THIS PROSPECTUS IS APRIL 30, 2001.

DEFINITIONS.................................................    5
PART 1. SUMMARY
  The Policy................................................    7
  Free Look Rights..........................................    8
  Premium Payments..........................................    8
  The Variable Account......................................    8
  The Fixed Account.........................................    8
  The Funds.................................................    8
  Charges Against Premium Payments..........................   11
  Charges Against the Accumulation Value....................   11
  Charges Upon Lapse or Total Surrender of the Policy.......   12
  Surrenders................................................   12
  Partial Withdrawals.......................................   12
  Loans.....................................................   12
  Transfers.................................................   12
  Investment Advisory Fees and Other Fund Expenses..........   13
  Death Benefit Overview....................................   13
  Adjusting the Death Benefit...............................   13
  Death Benefit Guarantee...................................   13
  Lapse.....................................................   13
  Taxation of Death Benefit Proceeds........................   14
  Taxation of the Policy....................................   14
PART 2. DETAILED INFORMATION
  ReliaStar Life Insurance Company of New York..............   14
  The Policies..............................................   14
     Deductions and Charges.................................   14
     Premium Expense Charge.................................   15
     Monthly Deduction......................................   15
       Cost of Insurance....................................   15
       Monthly Administrative Charge........................   16
       Monthly Amount Charge................................   16
       Monthly Variable Accumulation Value Charge...........   16
       Optional Insurance Benefit Charges...................   16
     Surrender Charge.......................................   16
     Partial Withdrawal and Transfer Charges................   17
     Dollar Cost Averaging Service and Portfolio Rebalancing
      Service Charges.......................................   17
     Modification of Charges................................   17
  The Variable Account......................................   18
     Investments of the Variable Account....................   18
     Performance Information................................   18
  Death Benefit.............................................   19
     Death Benefit Options..................................   20
       Level Amount Option..................................   20
       Variable Amount Option...............................   21
     Which Death Benefit Option to Choose...................   21
  Requested Changes in Face Amount..........................   21
     Increases..............................................   22
     Decreases..............................................   22
     Effect of Requested Changes in Face Amount.............   22
  Insurance Protection......................................   23
  Changing the Death Benefit Option.........................   24
  Accelerated Benefit Rider.................................   24

  Payment and Allocation of Premiums........................   24
     Issuing the Policy.....................................   24
       Coverage.............................................   24
       Minimum Initial Premium..............................   25
     Allocating Premiums....................................   25
       Crediting Net Premiums...............................   25
       Refunding Premiums...................................   25
     Amount and Timing of Premiums..........................   26
     Planned Periodic Premiums..............................   26
     Paying Premiums by Mail................................   27
  Death Benefit Guarantee...................................   27
     Requirements for the Death Benefit Guarantee...........   27
  Accumulation Value........................................   28
  Illustration of Policy Benefits...........................   29
  Specialized Uses of the Policy............................   29
  Policy Lapse and Reinstatement............................   29
     Lapse..................................................   29
     Reinstatement..........................................   30
  Surrender Benefits........................................   30
     Total Surrender........................................   30
     Partial Withdrawal.....................................   30
       Effect of Partial Withdrawal.........................   31
  Transfers.................................................   31
     Telephone/Fax Instructions.............................   32
     Dollar Cost Averaging Service..........................   32
     Portfolio Rebalancing Service..........................   33
     Transfer Limits........................................   33
     Transfer Charges.......................................   33
  Policy Loans..............................................   34
     General................................................   34
     Immediate Effect of Policy Loans.......................   34
     Effect on Investment Performance.......................   34
     Effect on Policy Coverage..............................   35
     Interest...............................................   35
     Repayment of Loan Amount...............................   35
     Tax Considerations.....................................   35
  Free Look and Conversion Rights...........................   35
     Free Look Rights.......................................   35
     Conversion Rights......................................   35
     Additional Information on the Investments of the
      Variable Account......................................   36
       Investment Limits....................................   36
       Addition, Deletion, or Substitution of Investments...   36
  Voting Rights.............................................   37
     Disregarding Voting Instructions.......................   37
     Paid-up Life Insurance.................................   38
  General Provisions........................................   38
     Ownership..............................................   38
     Proceeds...............................................   38
     Beneficiary............................................   38
     Postponement of Payments...............................   39
     Settlement Options.....................................   39
       Interest on Settlement Options.......................   39
     Incontestability.......................................   40

     Misstatement of Age and Sex............................   40
     Suicide................................................   40
     Termination............................................   40
     Amendment..............................................   40
     Reports................................................   41
       Annual Statement.....................................   41
       Projection Report....................................   41
       Other Reports........................................   41
     Dividends..............................................   41
     Collateral Assignment..................................   41
     Optional Insurance Benefits............................   41
       Accelerated Benefit Rider............................   41
       Accidental Death Benefit Rider.......................   41
       Additional Insured Rider.............................   41
       Waiver of Monthly Deduction Rider....................   41
       Cost of Living Increase Rider........................   41
       Total Disability Specified Premium Rider.............   41
       Term Rider...........................................   42
  Federal Tax Matters.......................................   42
     Introduction...........................................   42
     Tax Status of the Policy...............................   42
     Tax Treatment of Policy Benefits.......................   43
       In General...........................................   43
       Modified Endowment Contracts.........................   43
       Distributions from Modified Endowment Contracts......   43
       Distributions from Policies that are not Modified
        Endowment Contracts.................................   43
       Policy Loans.........................................   44
       Multiple Policies....................................   44
     Taxation of ReliaStar Life Insurance Company of New
      York..................................................   44
     Possible Changes in Taxation...........................   44
     Other Considerations...................................   44
     Legal Developments Regarding Employment-Related Benefit
      Plans.................................................   44
  Distribution of the Policies..............................   44
  Management................................................   45
     Directors and Officers.................................   45
  State Regulation..........................................   49
  Legal Proceedings.........................................   50
  Bonding Arrangements......................................   50
  Legal Matters.............................................   50
  Experts...................................................   50
  Registration Statement Contains Further Information.......   50
  Financial Statements......................................   51
  Appendices................................................  A-1


     THE POLICY MAY NOT BE AVAILABLE IN ALL JURISDICTIONS. THIS PROSPECTUS CONSTITUTES AN OFFERING OR SOLICITATION ONLY IN THOSE JURISDICTIONS WHERE SUCH OFFERING OR SOLICITATION MAY LAWFULLY BE MADE.

     RELIASTAR HAS NOT AUTHORIZED ANY PERSON TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS REGARDING THE POLICY OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS OR THE ACCOMPANYING FUND PROSPECTUSES. DO NOT RELY ON ANY SUCH INFORMATION OR REPRESENTATIONS.

DEFINITIONS

ACCUMULATION VALUE. The total value attributable to a specific Policy, which equals the sum of the Variable Accumulation Value (the total of the values in each Sub-Account of the Variable Account) and the Fixed Accumulation Value (the value in the Fixed Account). See "Accumulation Value" at page 28 and Appendix B.

AGE. The Insured's age at the last birthday determined as of the beginning of each Policy Year.

CASH SURRENDER VALUE. The Accumulation Value less any Surrender Charge, Loan
     Amount and unpaid Monthly Deductions.

CASH VALUE. The Accumulation Value less any Surrender Charge.

CODE. Internal Revenue Code of 1986, as amended.


CORRIDOR PERCENTAGE OF ACCUMULATION VALUE: The product of the applicable
     Corridor Percentage as shown in the Corridor Percentage Table and the Accumulation Value on the Valuation Date. See "Death Benefit" at page 19.


CUMULATIVE PREMIUMS: The total of all premium payments received since the issue of the Policy before the deductions of the Premium Expense Charge.


DEATH BENEFIT. The amount determined under the applicable Death Benefit Option.
     We will reduce the proceeds payable to the beneficiary upon the Insured's death by any Loan Amount and any unpaid Monthly Deductions. See "Death Benefit" at page 19.


DEATH BENEFIT GUARANTEE. A feature of the Policy guaranteeing that the Policy will not lapse during the Death Benefit Guarantee Period specified in your Policy if, on each Monthly Anniversary, the total premiums paid on the Policy, less any partial withdrawals and any Loan Amount, equals or exceeds the total required Minimum Monthly Premium payments specified in your Policy. See "Death Benefit Guarantee" at page 27.

DEATH BENEFIT OPTION. Either of two death benefit options available under the Policy (the Level Amount Option and the Variable Amount Option). See "Death Benefit -- Death Benefit Options" at page 20.


FACE AMOUNT. The minimum Death Benefit under the Policy as long as the Policy remains in force. See "Death Benefit" at page 19.


FIXED ACCOUNT. ReliaStar Life Insurance Company of New York's assets other than those allocated to the Variable Account or any other separate account. See Appendix A.

FIXED ACCUMULATION VALUE. The value attributable to a specific Policy based upon amounts in the Fixed Account. Unlike the Variable Accumulation Value, the Fixed Accumulation Value will not reflect the investment performance of the Funds. See "Accumulation Value" at page 28 and Appendix B.


FUNDS. Any open-end management investment company (or portfolio thereof) or unit investment trust (or series thereof) in which a Sub-Account invests. See "Investments of the Variable Account" at page 18.


INITIAL PREMIUM TRANSFER DATE. The Initial Premium Transfer Date shown in the
     Policy. It is generally 16 days after the print date of the Policy or if later the date we receive from you final material required to put the Policy in force.

INSURED. The person upon whose life we issue the Policy.

ISSUE DATE. The date insurance coverage under a Policy begins.

LOAN AMOUNT. The sum of all unpaid Policy loans including unpaid interest due thereon. See "Policy Loans" at page 34.

MINIMUM MONTHLY PREMIUM. A monthly premium amount that we determine when we issue the Policy. Your Policy will specify this amount. See "Death Benefit Guarantee" at page 27.

MONTHLY ANNIVERSARY. The same date in each succeeding month as the Policy Date.
     If the Monthly Anniversary falls on a date other than a Valuation Date, then the Monthly Anniversary will be the next Valuation Date. The first Monthly Anniversary is on the Policy Date.

MONTHLY DEDUCTION. A monthly charge that we deduct from the Accumulation Value of the Policy. See "Deductions and Charges -- Monthly Deduction" at page 15.


NET PREMIUM. The premium you pay less a Premium Expense Charge.


PLANNED PERIODIC PREMIUM. The scheduled premium you select of a level amount at a fixed interval. The Policy will show the initial Planned Periodic Premium you select. See "Payment and Allocation of Premiums -- Planned Periodic Premiums" at page 26.


POLICY. Select(*)Life NY II, the flexible premium variable life insurance policy described in this prospectus.

POLICY ANNIVERSARY. The same date in each succeeding year as the Policy Date. If the Policy Anniversary falls on a date other than a Valuation Date, the Policy Anniversary will be the next Valuation Date.

POLICY DATE. The date shown on your Policy that ReliaStar uses to determine
     Policy Years, Policy Months, Monthly Anniversaries and Policy
     Anniversaries.

POLICY MONTH. A one-month period beginning on a Monthly Anniversary.

POLICY YEAR. A 12-month period beginning on a Policy Anniversary.


PREMIUM EXPENSE CHARGE. An amount ReliaStar deducts from each premium payment, resulting in the Net Premium. See "Deductions and Charges -- Premium Expense Charge" at page 15.


RATE CLASS. A group of Insureds we determine based on our expectation that they will have similar mortality experience.

SEC. Securities and Exchange Commission.

SIGNATURE GUARANTEE. A guarantee of your signature by a member firm of the New
     York, American, Boston, Midwest, Philadelphia, or Pacific Stock Exchange, or by a commercial bank which is a member of the Federal Deposit Insurance Corporation, or, in certain cases, by a member firm of the National Association of Securities Dealers, Inc. that has entered into an appropriate agreement with us.

SUB-ACCOUNT. A sub-division of the Variable Account that invests exclusively in the shares of a specified Fund.


SURRENDER CHARGE. A charge imposed upon total surrender or lapse of the Policy.
     See "Deductions and Charges -- Surrender Charge" at page 16.


UNIT VALUE. The unit measure by which we determine the value of the Policy's interest in each Sub-Account. See Appendix B.

VALUATION DATE. Each day the New York Stock Exchange is open for business except for days that a Sub-Account's corresponding Fund does not value its shares. The New York Stock Exchange is currently closed on weekends and on the following holidays: New Year's Day; Rev. Dr. Martin Luther King, Jr. Day; Presidents' Day; Good Friday; Memorial Day; July Fourth; Labor Day; Thanksgiving Day; and Christmas Day. See Appendix B.

VALUATION PERIOD. The period beginning at the close of business on a Valuation
     Date and ending at the close of business on the next Valuation Date. See Appendix B.

VARIABLE ACCOUNT. ReliaStar Life Insurance Company of New York Variable Life
     Separate Account I, a separate investment account we established to receive and invest Net Premiums paid under the Policy and other variable life insurance policies that we issue. See "The Variable Account" at page 18.

VARIABLE ACCUMULATION VALUE. The value attributable to a specific Policy based upon amounts in the Variable Account. See "Accumulation Value" at page 28 and Appendix B.

WE, US, OUR, THE COMPANY, OR RELIASTAR. ReliaStar Life Insurance Company of New
     York.

YOU, YOUR. The Policy owner as designated in the application for the Policy or as subsequently changed. If a Policy has been absolutely assigned, the assignee is the Policy owner. A collateral assignee is not the Policy owner.

PART 1. SUMMARY

     This is a brief summary of the Policy's features. Please read the entire Prospectus and the Policy for more detailed information.

THE POLICY

     Select(*)Life NY II is a flexible premium variable life insurance contract with death benefits, cash values, and other features of traditional life insurance contracts. The Policies are:

     - "flexible premium" because you do not have to pay premiums according to a fixed schedule: and

     - "variable" because Accumulation Values and, under certain circumstances, the Death Benefit, will increase and decrease based on the investment performance of the Funds corresponding to the Sub-Accounts to which you allocate your premium payments.

     Under current Federal tax law, as long as the Policy qualifies as life insurance, Accumulation Value increases will be subject to the same Federal income tax treatment as traditional life insurance cash values. Therefore, any increases should accumulate on a tax deferred basis until you request a distribution. See "Federal Tax Matters -- Tax Status of the Policy." The following chart outlines the various features, charges and expenses of the Policies. Additional detailed information pertaining to charges and expenses is contained in this Summary and in "Deductions and Charges."

                                      LOGO
                         How Select * Life NY II Works
                                PREMIUM PAYMENTS
                                     MINUS
                            PREMIUM EXPENSE CHARGES
                       Invested in Variable Sub-Accounts
                                or Fixed Account

                                            Fixed
                                           Account
                Variable Sub-Accounts   -------------
     Neuberger  GCG           Pilgrim                  Putnam               Janus
AIM
      Berman          OpCap                 Alger              Fidelity(R)


                                      PLUS
                               INVESTMENT RETURN
                             (Net of Fund Expenses)
                                     MINUS

- Monthly Administrative           MONTHLY DEDUCTIONS     - Monthly Variable
  Charge                                                    Accumulation Value
                                                            Charge
                                         MINUS
- Cost of Insurance                                       - Optional Benefit Charges
                                  PARTIAL WITHDRAWALS
- Monthly Amount Charge                  EQUALS
                                   ACCUMULATION VALUE
                                Provides Living Benefits
                                   And Death Benefits
LIVING BENEFITS                                                 DEATH BENEFITS
ACCUMULATION VALUE                                            ACCUMULATION VALUE
MINUS                                                                PLUS
SURRENDER CHARGE                                              NET AMOUNT AT RISK
EQUALS                                                              EQUALS
CASH VALUE                                                      DEATH BENEFIT
MINUS                                                               MINUS
POLICY LOAN                                                      POLICY LOAN
EQUALS                                                              EQUALS
CASH SURRENDER VALUE                                        DEATH BENEFIT PROCEEDS

FREE LOOK RIGHTS             -  If you return the Policy to us by midnight of
                                the 10th day after you receive it, we will send you a refund of all premiums paid. See "Free
                                Look and Conversion Rights -- Free Look Rights."

PREMIUM PAYMENTS             -  You choose when to pay and how much to pay.
                             -  We may refuse to accept any premium less than
                                $25.
                             -  You cannot pay additional premiums after age
                                100.
                             -  We may refuse any premium that would disqualify
                                your Policy as life insurance under Section 7702 of the Code.
                             -  You may pay enough premiums to maintain the
                                Death Benefit Guarantee in order to keep the Policy in force during at least the first several Policy Years. See "Death Benefit
                                Guarantee" and "Payment and Allocation of Premiums -- Amount and Timing of Premiums."
                             -  We deduct a Premium Expense Charge and credit
                                the remaining premium (the Net Premium) to the Variable Account or the Fixed Account according to your instructions. See "Deductions and Charges -- Premium Expense Charge."

THE VARIABLE ACCOUNT
(RELIASTAR
  LIFE INSURANCE COMPANY OF
  NEW YORK VARIABLE LIFE
  SEPARATE ACCOUNT I)        -  ReliaStar Life Insurance Company of New York
                                Variable Life Separate Account I is one of our separate accounts and consists of several
                                Sub-Accounts. We only invest premiums from our variable life insurance policies in the Variable
                                Account.
                             -  We invest any Net Premiums you allocate to each
                                Sub-Account in shares of the Fund related to that Sub-Account.
                             -  Variable Accumulation Value will vary with the
                                investment performance of the Funds and the charges deducted from the Variable Accumulation
                                Value. See "Accumulation Value."

THE FIXED ACCOUNT            -  Consists of all of our assets other than those
                                in our separate accounts (including the Variable
                                Account).
                             -  We credit interest of at least 4% per year on
                                any amounts you allocate to the Fixed Account.
                             -  We may, in our sole discretion, credit interest
                                in excess of 4%. See Appendix A, "The Fixed
                                Account."


THE FUNDS                    -  You can instruct ReliaStar to place your Net
                                Premium in, or transfer to, up to 17 of 37 investment portfolios over the lifetime of your Policy.

     The following chart lists the currently available Funds and outlines certain of their important characteristics.

                                INVESTMENT FUNDS

----------------------------------------------------------------------------------------------------------------------
                                                                                            GROWTH
                                                 ADVISER/          MONEY      FIXED           &
  FUND GROUP               FUND                 SUBADVISER         MARKET     INCOME        INCOME      INTERNATIONAL

----------------------------------------------------------------------------------------------------------------------
     AIM              AIM V.I. Dent                A I M
   Variable            Demographic            Advisors, Inc./
  Insurance            Trends Fund          H.S. Dent Advisors,
    Funds                                          Inc.
 Houston, TX
----------------------------------------------------------------------------------------------------------------------
  The Alger       Alger American Growth         Fred Alger
   American             Portfolio            Management, Inc.
New York, N.Y.
                  ---------------------------------------------------------------------------------------------------
                      Alger American            Fred Alger
                    Leveraged All Cap        Management, Inc.
                        Portfolio
                  ---------------------------------------------------------------------------------------------------
                  Alger American MidCap         Fred Alger
                     Growth Portfolio        Management, Inc.
                  ---------------------------------------------------------------------------------------------------
                   Alger American Small         Fred Alger
                      Capitalization         Management, Inc.
                        Portfolio
----------------------------------------------------------------------------------------------------------------------
   Fidelity                VIP              Fidelity Management
Investments(R)        Equity-Income         & Research Company
Boston, Mass.      Portfolio -- Initial                                                       X
                          Class
                  ---------------------------------------------------------------------------------------------------
                        VIP Growth          Fidelity Management
                       Portfolio --         & Research Company
                      Initial Class
                  ---------------------------------------------------------------------------------------------------
                                                                                X
                           VIP              Fidelity Management
                       High Income          & Research Company
                       Portfolio --
                      Initial Class
                  ---------------------------------------------------------------------------------------------------
                                                                    X
                           VIP              Fidelity Management
                       Money Market         & Research Company
                   Portfolio -- Initial
                          Class
                  ---------------------------------------------------------------------------------------------------
                   VIP II Contrafund(R)     Fidelity Management
                   Portfolio -- Initial     & Research Company
                          Class
                  ---------------------------------------------------------------------------------------------------
                                                                                              X
                          VIP II            Fidelity Management
                  Index 500 Portfolio --    & Research Company
                      Initial Class
                  ---------------------------------------------------------------------------------------------------
   Fidelity               VIP II            Fidelity Management
Investments(R)    Investment Grade Bond     & Research Company
     is a          Portfolio -- Initial
  registered              Class
 trademark of
  FMR Corp.                                                                     X
----------------------------------------------------------------------------------------------------------------------
The GCG Trust         Fully Managed            T. Rowe Price
West Chester,           Portfolio             Associates Inc.
      PA
                  ---------------------------------------------------------------------------------------------------
                         Mid-Cap               Massachusetts
                          Growth                 Financial
                        Portfolio                Services
                                                  Company
----------------------------------------------------------------------------------------------------------------------

--------------  -----------------------------------------------------------------------------------

                                         AGGRESSIVE                               PRIMARY
  FUND GROUP      BALANCED      GROWTH     GROWTH        OBJECTIVE(S)           INVESTMENTS
--------------  -----------------------------------------------------------------------------------
     AIM                                               Long-term growth        Securities of
   Variable                                               of capital        companies that are
  Insurance                                                                  likely to benefit
    Funds                                                                      from changing
 Houston, TX                      X                                            demographic,
                                                                               economic and
                                                                             lifestyle trends
--------------  -----------------------------------------------------------------------------------
  The Alger                                            Long-term capital     Equity securities
   American                                              appreciation       of large companies
New York, N.Y.                 X
                -----------------------------------------------------------------------------------
                                            X
                                                       Long-term capital     Equity securities
                                                         appreciation       of companies of any
                                                                                   size
                -----------------------------------------------------------------------------------
                               X
                                                       Long-term capital     Equity securities
                                                         appreciation       within the range of
                                                                             S&P(R) MidCap 400
                                                                                   Index
                -----------------------------------------------------------------------------------
                                            X
                                                       Long-term capital     Equity securities
                                                         appreciation       within the range of
                                                                              Russell(R) 2000
                                                                             Growth or S&P(R)
                                                                               SmallCap 600
                                                                                  Indexes
--------------  -----------------------------------------------------------------------------------
   Fidelity                                               Reasonable         Income-producing
Investments(R)                                           income; also        equity securities
Boston, Mass.                                              considers             and debt
                                                         potential for          obligations
                                                            capital
                                                         appreciation
                -----------------------------------------------------------------------------------
                                  X
                                                            Capital            Common stocks
                                                         appreciation
                -----------------------------------------------------------------------------------
                                                         High current        Income-producing
                                                            income           debt securities,
                                                                             preferred stocks
                                                                              and convertible
                                                                            securities, with an
                                                                            emphasis on lower-
                                                                               quality debt
                                                                                securities
                -----------------------------------------------------------------------------------
                                                         High current          U.S. dollar-
                                                       income consistent     denominated money
                                                       with preservation     market securities
                                                        of capital and
                                                           liquidity
                -----------------------------------------------------------------------------------
                                  X
                                                            Capital            Securities of
                                                         appreciation         companies whose
                                                                             value the adviser
                                                                              believes is not
                                                                            fully recognized by
                                                                                the public
                -----------------------------------------------------------------------------------
                                                       Total return that     Common stocks of
                                                        corresponds to            S&P 500
                                                        that of S&P 500
                                                             Index
                -----------------------------------------------------------------------------------
   Fidelity                                              High current        Investment-grade
Investments(R)                                         income consistent    intermediate fixed
     is a                                              with preservation     income securities
  registered                                              of capital
 trademark of
  FMR Corp.
--------------  -----------------------------------------------------------------------------------
The GCG Trust                                          Long-term capital     Equity securities
West Chester,                                            appreciation
      PA              X
                -----------------------------------------------------------------------------------
                                  X
                                                       Long-term capital     Common stocks of
                                                         appreciation         mid-sized U.S.
                                                                                 companies
--------------  -----------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------------
                                                                                            GROWTH
                                                 ADVISER/          MONEY      FIXED           &
  FUND GROUP               FUND                 SUBADVISER         MARKET     INCOME        INCOME      INTERNATIONAL

----------------------------------------------------------------------------------------------------------------------
    Janus              Aspen Series            Janus Capital
Denver, Colo.           Aggressive              Corporation
                     Growth Portfolio
                  ---------------------------------------------------------------------------------------------------
                   Aspen Series Growth         Janus Capital
                        Portfolio               Corporation
                  ---------------------------------------------------------------------------------------------------
                                                                                                              X
                       Aspen Series            Janus Capital
                   International Growth
                        Portfolio
                  ---------------------------------------------------------------------------------------------------
                                                                                                              X
                  Aspen Series Worldwide       Janus Capital
                     Growth Portfolio           Corporation
----------------------------------------------------------------------------------------------------------------------
  Neuberger        Advisers Management       Neuberger Berman
    Berman        Trust Limited Maturity     Management Inc./
New York, N.Y.        Bond Portfolio         Neuberger Berman,             X
                                                    LLC
                  ---------------------------------------------------------------------------------------------------
                   Advisers Management       Neuberger Berman
                      Trust Partners         Management Inc./
                        Portfolio            Neuberger Berman
                                                    LLC
                  ---------------------------------------------------------------------------------------------------
                   Advisers Management       Neuberger Berman
                      Trust Socially         Management Inc./
                   Responsive Portfolio      Neuberger Berman,
                                                    LLC
----------------------------------------------------------------------------------------------------------------------
     OCC          OCC Accumulation Trust      OpCap Advisors
New York, N.Y.       Equity Portfolio
                  ---------------------------------------------------------------------------------------------------
                                                                                                       X
                  OCC Accumulation Trust      OpCap Advisors
                      Global Equity
                        Portfolio
                  ---------------------------------------------------------------------------------------------------
                  OCC Accumulation Trust      OpCap Advisors
                    Managed Portfolio
                  ---------------------------------------------------------------------------------------------------
                  OCC Accumulation Trust      OpCap Advisors
                   Small Cap Portfolio
----------------------------------------------------------------------------------------------------------------------
   Pilgrim          Pilgrim VP Growth           ING Pilgrim
 Scottsdale,          Opportunities          Investments, LLC
    Ariz.               Portfolio
                  ---------------------------------------------------------------------------------------------------
                   Pilgrim VP Growth +          ING Pilgrim
                     Value Portfolio           Investments,
                                            LLC/Navellier Fund
                                             Management, Inc.
                  ---------------------------------------------------------------------------------------------------
                                                                           X
                  Pilgrim VP High Yield         ING Pilgrim
                        Portfolio            Investments, LLC
                  ---------------------------------------------------------------------------------------------------
                                                                                                       X
                        Pilgrim VP                Pilgrim
                   International Value         Investments,
                        Portfolio              Inc./Brandes
                                                Investment
                                              Partners, L.P.
                  ---------------------------------------------------------------------------------------------------
                                                                                         X
                   Pilgrim VP MagnaCap            Pilgrim
                        Portfolio            Investments, Inc.
                  ---------------------------------------------------------------------------------------------------
                    Pilgrim VP MidCap             Pilgrim
                      Opportunities          Investments, Inc.
                        Portfolio
                  ---------------------------------------------------------------------------------------------------
                   Pilgrim VP Research            Pilgrim
                      Enhanced Index           Investments,
                        Portfolio            Inc./J.P. Morgan
                                                Investment
                                              Management Inc.
                  ---------------------------------------------------------------------------------------------------
                   Pilgrim VP SmallCap            Pilgrim
                      Opportunities          Investments, Inc.
                        Portfolio
----------------------------------------------------------------------------------------------------------------------

--------------  -----------------------------------------------------------------------------------

                                         AGGRESSIVE                               PRIMARY
  FUND GROUP      BALANCED      GROWTH     GROWTH        OBJECTIVE(S)           INVESTMENTS
--------------  -----------------------------------------------------------------------------------
    Janus                                              Long-term growth       Nondiversified
Denver, Colo.                               X             of capital        portfolio of common
                                                                                  stocks
                -----------------------------------------------------------------------------------
                  --------------------------------------------------------------------------------------
                                  X
                                                       Long-term growth     Diversified common
                                                        of capital in a           stocks
                                                       manner consistent
                                                           with the
                                                        preservation of
                                                            capital
                -----------------------------------------------------------------------------------
                  ----------------------------------------------------------------------------------------------
                                                       Long-term capital        Foreign and
                                                            growth            domestic common
                                                                                  stocks
                -----------------------------------------------------------------------------------
                  ---------------------------------------------------------------------------------------------------
                                                       Long-term growth         Foreign and
                                                        of capital in a       domestic common
                                                       manner consistent          stocks
                                                           with the
                                                        preservation of
                                                            capital
--------------  -----------------------------------------------------------------------------------
  Neuberger                                             Highest current          Short-to-
    Berman                                             income consistent     intermediate term
New York, N.Y.                                         with low risk to      investment-grade
                                                         principal and        debt securities
                                                         liquidity and
                                                       secondarily total
                                                            return
                -----------------------------------------------------------------------------------
                  ---------------------------------------------------------------------------------------------------
                               X
                                                        Capital growth       Common stocks of
                                                                              medium-to-large
                                                                              capitalization
                                                                                 companies
                -----------------------------------------------------------------------------------
                  ---------------------------------------------------------------------------------------------------
                               X
                                                       Long-term capital     Common stocks of
                                                            growth          companies that meet
                                                                            both financial and
                                                                              social criteria
--------------  -----------------------------------------------------------------------------------
     OCC                                               Long-term capital     Equity securities
New York, N.Y.                 X                         appreciation
                -----------------------------------------------------------------------------------
                  ---------------------------------------------------------------------------------------------------
                                                       Long-term capital    Global investments
                                                         appreciation            in equity
                                                                                securities
                -----------------------------------------------------------------------------------
                  ---------------------------------------------------------------------------------------------------
                X
                                                       Growth of capital      Common stocks,
                                                                              bonds and cash
                                                                                equivalents
                -----------------------------------------------------------------------------------
                  ---------------------------------------------------------------------------------------------------
                                         X
                                                            Capital          Equity securities
                                                         appreciation       of companies under
                                                                                $2 billion
--------------  -----------------------------------------------------------------------------------
   Pilgrim                                             Long-term capital     Common stocks of
 Scottsdale,                                                growth          large cap, mid cap
    Ariz.                      X                                               or small cap
                                                                                 companies
                -----------------------------------------------------------------------------------
                  ---------------------------------------------------------------------------------------------------
                                         X
                                                            Capital          Equity securities
                                                       appreciation from
                                                        investing in a
                                                          diversified
                                                         portfolio of
                                                       equity securities
                -----------------------------------------------------------------------------------
                  ---------------------------------------------------------------------------------------------------
                                                         High current        High-yield bonds
                                                       yield and capital
                                                         appreciation
                -----------------------------------------------------------------------------------
                  ---------------------------------------------------------------------------------------------------
                                                       Long-term capital       International
                                                         appreciation            equities
                -----------------------------------------------------------------------------------
                  ---------------------------------------------------------------------------------------------------
                                                        Capital growth         Common stocks
                -----------------------------------------------------------------------------------
                  ---------------------------------------------------------------------------------------------------
                               X
                                                       Long-term capital     Common stocks of
                                                         appreciation         mid-sized U.S.
                                                                                 companies
                -----------------------------------------------------------------------------------
                  ---------------------------------------------------------------------------------------------------
                               X
                                                       Long-term capital       Common stocks
                                                         appreciation
                -----------------------------------------------------------------------------------
                  ---------------------------------------------------------------------------------------------------
                               X
                                                       Long-term capital       Common stocks
                                                         appreciation
--------------  -----------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------------
                                                                                            GROWTH
                                                 ADVISER/          MONEY      FIXED           &
  FUND GROUP               FUND                 SUBADVISER         MARKET     INCOME        INCOME      INTERNATIONAL

----------------------------------------------------------------------------------------------------------------------
    Putnam         Putnam VT Growth and      Putnam Investment
 Investments,      Income Fund -- Class      Management, Inc.
     Inc.               IA Shares
Boston, Mass.                                                                            X
                  ---------------------------------------------------------------------------------------------------
                   Putnam VT Small Cap       Putnam Investment
                  Value Fund -- Class IA     Management, Inc.
                          Shares
                  ---------------------------------------------------------------------------------------------------
                      Putnam VT New          Putnam Investment
                  Opportunities Fund --      Management, Inc.
                     Class IA Shares
                  ---------------------------------------------------------------------------------------------------
                    Putnam VT Voyager        Putnam Investment
                     Fund -- Class IA        Management, Inc.
                          Shares
----------------------------------------------------------------------------------------------------------------------

--------------  -----------------------------------------------------------------------------------

                                         AGGRESSIVE                               PRIMARY
  FUND GROUP      BALANCED      GROWTH     GROWTH        OBJECTIVE(S)           INVESTMENTS
--------------  -----------------------------------------------------------------------------------
    Putnam                                              Capital growth         Value stocks
 Investments,                                             and current
     Inc.                                                   income
Boston, Mass.
                -----------------------------------------------------------------------------------
                  ---------------------------------------------------------------------------------------------------
                               X
                                                       Long-term capital       Value stocks
                                                         appreciation
                -----------------------------------------------------------------------------------
                  ---------------------------------------------------------------------------------------------------
                               X
                                                       Long-term capital       Growth stocks
                                                         appreciation
                -----------------------------------------------------------------------------------
                  ---------------------------------------------------------------------------------------------------
                                         X
                                                            Capital            Growth stocks
                                                         appreciation
--------------  -----------------------------------------------------------------------------------


     For each Fund's expenses, see "Investment Advisory Fees and Other Fund Expenses."

CHARGES AGAINST PREMIUM PAYMENTS


     We will deduct the Premium Expense Charge from each premium payment. The Premium Expense Charge is guaranteed not to exceed 6.00% of each premium payment in Policy Years 1-10 and 5.00% of each premium after the tenth Policy Year. The charge is currently 4.75% of each premium payment in Policy Years 1-10 and 4.00% of each premium after the tenth Policy Year. See "Deductions and Charges -- Premium Expense Charge."


CHARGES AGAINST THE ACCUMULATION VALUE

     The Accumulation Value of the Policy is subject to the Monthly Deduction charges. Except for the Variable Accumulation Value Charge, we will deduct the Monthly Deduction each month from both the Fixed Accumulation Value and the Variable Accumulation Value on a proportionate basis depending on their relative Accumulation Values at that time. We will deduct the Variable Accumulation Value Charge on a proportionate basis from each Sub-Account of the Variable Account depending on their relationship to the Variable Accumulation Value at that time. See "Deductions and Charges -- Monthly Deduction."

The Monthly Deduction includes:

     - A charge for the cost of insurance -- varies based on the Insured's sex, Age, Rate Class and Face Amount.

     - Monthly Administrative Charge -- currently $7.50 per month and guaranteed not to exceed the product of $5.00 and the ratio (not to exceed 2.00) of
       (a) the Consumer Price Index (for all urban households) for the preceding September to (b) the Consumer Price Index for September 1985.


     - Monthly Amount Charge -- varies based on the Insured's sex, Age, Rate Class, and Face Amount and is assessed during the first 10 Policy Years (and first 10 years after a Face Amount Increase). The maximum amount of this charge is $3.8620 per $1,000 of Face Amount for a male Issue Age 85 in a Tobacco class.



     - Monthly Variable Accumulation Value Charge -- currently equal to an annual rate of .40 of 1% (.40%) of the Variable Accumulation Value and guaranteed not to exceed an annual rate of .60 of 1% (.60%) of the Variable Accumulation Value.



     - Any charges for optional insurance benefits -- vary depending upon the benefit(s) selected. These charges also may vary based on the insured's sex, age, rate class, and amount of the benefit chosen.

CHARGES UPON LAPSE OR TOTAL SURRENDER OF THE POLICY


     - We assess a Surrender Charge if your Policy lapses or if you surrender the Policy during the first 10 Policy Years (or during the first 10 years following a Face Amount increase).

     - We will determine the maximum Surrender Charge for the initial Face Amount and any requested increases in Face Amount on the Policy Date and on the effective date of any such requested increase.

     - The Surrender Charge for the initial Face Amount will depend on the initial Face Amount, the Insured's Age on the Policy Date, and the Insured's sex and Rate Class.

     - You do not pay this charge if the Policy remains in force during the entire relevant 10-year period. See "Deductions and Charges -- Surrender Charge."

SURRENDERS           - In general, you will receive the Cash Surrender Value if you surrender the Policy.
                     - To determine the Cash Surrender Value, we reduce your
                       Accumulation Value by the Surrender Charge, if any, and any Loan Amount and unpaid Monthly Deductions. See "Surrender Benefits -- Total Surrender."

PARTIAL WITHDRAWALS  - Once each Policy Year after the first Policy Year, you can withdraw part of your Cash Surrender Value.
                     - You will not incur a Surrender Charge, but partial
                       withdrawals are subject to a processing charge (currently $10, guaranteed not to exceed $25). See "Surrender Benefits -- Partial Withdrawal."

LOANS                - After the first Policy Year, you can borrow up to 100% of your Policy's Cash Value less any existing Loan Amount.
                     - Interest is payable in advance for each Policy Year and
                       accrues daily at an effective annual rate that will not
                       exceed 5.66%.
                     - After the 10th Policy Year, we currently charge interest at an annual rate of 3.85% on the portion of your Loan Amount that is not in excess of (1) the Accumulation Value, less (2) the total of all premiums paid net of all partial withdrawals. We will charge interest at an annual rate of 5.66% on any excess of this amount.

TRANSFERS            - Currently, you can transfer all or part of your
                       Accumulation Value among the investment options.
                     - We currently do not limit the number of transfers per
                       Policy Year. We reserve the right to limit you to 12 transfers per year.
                     - There are certain restrictions on transfers from the
                       Fixed Account.
                     - We currently assess a charge of $25 for each transfer in excess of 24 transfers per Policy Year. See "Transfers."


DOLLAR COST AVERAGING
SERVICE AND PORTFOLIO
REBALANCING SERVICE  - We currently make no charge for these services, although we reserve the right to charge for these services in the future.

INVESTMENT ADVISORY FEES AND OTHER FUND EXPENSES



     Because the Variable Account purchases shares of the Funds, the net asset value of the Variable Account's investments will reflect the investment advisory fees and other expenses incurred by the Funds. Set forth below is information provided by each Fund on its total 2000 annual expenses as a percentage of the Fund's average net assets. See the prospectuses for the Funds for more information concerning these expenses.



                                                                                           FEES AND
                                                 INVESTMENT                  TOTAL         EXPENSES       TOTAL NET
                                                 MANAGEMENT     OTHER      PORTFOLIO        WAIVED        PORTFOLIO
                  PORTFOLIO                         FEES       EXPENSES    EXPENSES     AND REIMBURSED    EXPENSES
                  ---------                      ----------    --------    ---------    --------------    ---------



                    [TO BE ADDED BY PRE-EFFECTIVE AMENDMENT]



DEATH BENEFIT OVERVIEW


     You may choose one of two Death Benefit Options:

     - Level Amount Option -- whereby the Death Benefit until Age 100 is the greater of the Face Amount or the corridor percentage of Accumulation Value; or

     - Variable Amount Option -- whereby the Death Benefit until Age 100 is equal to the greater of the Face Amount plus the Accumulation Value, or the corridor percentage of Accumulation Value.

     The Death Benefit until Age 100 under the Level Amount Option and the Variable Amount Option will never be less than the Face Amount as long as the Policy is in force and there is no Loan Amount or unpaid Monthly Deductions.

     The Death Benefit after Age 100 is the corridor percentage of Accumulation Value.

     We will reduce the proceeds payable upon the death of the Insured under any Death Benefit Option by any Loan Amount and any unpaid Monthly Deductions.

     Under certain circumstances, you may receive a part of the Death Benefit when the Insured has been diagnosed as having a terminal illness. See "Death Benefit -- Accelerated Benefit Rider."

ADJUSTING THE DEATH BENEFIT


     Although we reserve the right to limit Face Amount increases and decreases during the first Policy Year, you have flexibility to adjust the Death Benefit by increasing or decreasing the Face Amount. You cannot decrease the Face Amount below the Minimum Face Amount shown in the Policy. Any increase in the Face Amount may require additional evidence of insurability satisfactory to us and will result in additional charges. See "Death Benefit -- Requested Changes in Face Amount."


     Generally, you may also change the Death Benefit Option at any time after the first Policy Year. See "Death Benefit -- Changing the Death Benefit Option."

     See "Death Benefit -- Insurance Protection" for a discussion of available techniques to adjust the amount of insurance protection to satisfy changing insurance needs.


DEATH BENEFIT GUARANTEE



     If you meet the requirements for a Death Benefit Guarantee, we will not lapse your Policy during the Death Benefit Guarantee Period even if the Cash Surrender Value is not sufficient to cover the Monthly Deduction that is due. See "Death Benefit Guarantees."


LAPSE

     If a Death Benefit Guarantee is not in effect, the Policy will lapse if the Cash Surrender Value is less than the Monthly Deduction due and if you do not make a sufficient payment during the grace period of 61 days. See "Policy Lapse and Reinstatement."

TAXATION OF DEATH BENEFIT PROCEEDS

     Under current Federal tax law, as long as the Policy qualifies as life insurance, the Death Benefit under the Policy will be subject to the same Federal income tax treatment as proceeds of traditional life insurance. Therefore, the Death Benefit should not be taxable income to the beneficiary. See "Federal Tax Matters -- Tax Status of the Policy."

TAXATION OF THE POLICY

     The Company intends for the Policy to satisfy the definition of a life insurance contract under Section 7702 of the Code. Under certain circumstances, a Policy could be treated as a "modified endowment contract." The Company will monitor Policies and will attempt to notify an owner on a timely basis if his or her Policy is in jeopardy of becoming a modified endowment contract. See "Federal Tax Matters" for further discussion of the tax status of a Policy and the tax consequences of being treated as a life insurance contract or a modified endowment contract.

     A Policy lapse, surrender, partial withdrawal or loan may have adverse tax consequences in certain circumstances. See "Federal Tax Matters."

PART 2. DETAILED INFORMATION

RELIASTAR LIFE INSURANCE COMPANY OF NEW YORK


     ReliaStar Life Insurance Company of New York is a stock life insurance company incorporated under the laws of the State of New York in 1917. We are a wholly-owned subsidiary of ReliaStar Financial Corp. We offer individual life insurance and annuities. Our home office is located at 1000 Woodbury Road, Suite 102, P.O. Box 9004, Woodbury, New York 11797. We are an indirect, wholly owned subsidiary of ING Groep, N.V. ING is a global financial institution active in the field of insurance, banking, and asset management in more than 60 countries, with almost 106,000 employees.


     From time to time, we may publish in advertisements, sales literature, and reports the ratings and other information assigned to us by one or more independent rating organizations such as A.M. Best Company, Standard & Poor's, Moody's, and Duff & Phelps. The purpose of the ratings is to reflect our financial strength and/or claims-paying ability. They should not be considered as bearing on the investments held in the Variable Account. Each year the A.M. Best Company reviews the financial status of many insurers, culminating in the assignment of Best's Ratings. These ratings reflect their current opinion of the relative financial strength and operating performance of an insurance company in comparison to the norms of the life/health insurance industry. We have been assigned a rating of A+ by A.M. Best, which is a rating assigned to companies demonstrating superior overall performance and a very strong ability to meet obligations to Policy holders over a long period. Such ratings do not reflect the investment in the Variable Account.

     ReliaStar is a charter member of the Insurance Marketplace Standards Association ("IMSA"). Companies that belong to IMSA subscribe to a rigorous set of standards that cover the various aspects of sales and service for individually sold life insurance and annuities. IMSA members have adopted policies and procedures that demonstrate a commitment to honesty, fairness and integrity in all customer contacts involving sales and service of individual life insurance and annuity products.

THE POLICIES

     The Policies are flexible premium variable life insurance contracts with death benefits, cash values, and other features of traditional life insurance contracts.

DEDUCTIONS AND CHARGES

     We deduct certain charges in connection with the Policy to compensate us for (1) providing the insurance benefits of the Policy (including any riders),
(2) administering the Policy, (3) assuming certain risks in connection with the Policy, and (4) incurring expenses in distributing the Policy.

     We deduct some of these charges from each premium payment. We deduct certain other charges monthly from both the Fixed Account and the Variable Account, or from the Variable Account only. We also assess a charge for each partial withdrawal and a charge for each transfer in excess of 24 transfers per Policy Year.

     We may realize a profit on one or more of these charges, such as the Variable Accumulation Value Charge. We may use any such profits for any proper corporate purpose, including, among other things, payments of sales expenses.

     The Surrender Charge usually exceeds the Accumulation Value in the early Policy Years. This occurs because the Surrender Charge is usually more than the accumulated Minimum Monthly Premiums less Policy charges in the early Policy Years.

PREMIUM EXPENSE CHARGE


     We deduct the Premium Expense Charge from each premium payment. The Premium Expense Charge is currently 4.75% of each premium payment during the first 10 Policy Years and 4.00% of each premium payment thereafter. The Premium Expense Charge is guaranteed not to exceed 6.00% of each premium payment during the first 10 Policy Years and 5.00% of each premium payment thereafter. The amount remaining after we deduct the Premium Expense Charge is called the Net Premium.


     This charge compensates us for the costs we incur in selling the Policy and for the costs of various state and local taxes, as well as the cost of the federal income tax on imputed deferred acquisition costs.

MONTHLY DEDUCTION

     We deduct the charges described below from the Accumulation Value of the Policy on a monthly basis. The total of these charges is called the Monthly Deduction.

     We will deduct the Monthly Deduction on each Monthly Anniversary from the Fixed Account and the Sub-Accounts of the Variable Account on a proportionate basis depending on their relative Accumulation Values at that time. For purposes of determining these proportions, we reduce the Fixed Accumulation Value by the Loan Amount. Because the Cost of Insurance portion of the Monthly Deduction can vary from month to month, the Monthly Deduction itself will vary in amount from month to month.

     If the Cash Surrender Value is not sufficient to cover the Monthly Deduction on a Monthly Anniversary, the Policy may lapse. See "Death Benefit Guarantee" and "Policy Lapse and Reinstatement."

     COST OF INSURANCE. We will determine the monthly Cost of Insurance by multiplying the applicable Cost of Insurance rate or rates by the net amount at risk under the Policy. The net amount at risk under the Policy for a Policy Month is (1) the Death Benefit at the beginning of the Policy Month divided by
1.003274 (which reduces the net amount at risk, solely for purposes of computing the Cost of Insurance, by taking into account assumed monthly earnings at an annual rate of 4%), less (2) the Accumulation Value at the beginning of the Policy Month (reduced by any charges for rider benefits). As a result, the net amount at risk may be affected by changes in the Accumulation Value or in the Death Benefit.

     The Rate Class of an Insured may affect the Cost of Insurance. We currently place Insureds into standard Rate Classes or into substandard Rate Classes that involve a higher mortality risk. In an otherwise identical Policy, an Insured in a standard Rate Class will have a lower Cost of Insurance than an Insured in a Rate Class with higher mortality risks.

     If there is an increase in the Face Amount and the Rate Class applicable to the increase is different from that for the initial Face Amount or any prior requested increases in Face Amount, the net amount at risk will be calculated separately for each Rate Class. For purposes of determining the net amount at risk for each Rate Class, we will first assume the Accumulation Value to be part of the initial Face Amount. If the Accumulation Value is greater than the initial Face Amount, it will then be assumed to be part of each increase in order, starting with the first increase.

     We base Cost of Insurance rates on the sex, Age, Policy Year and Rate Class(es) of the Insured. The actual monthly Cost of Insurance rates will reflect our expectations as to future experience. They will not, however, be greater than the guaranteed Cost of Insurance rates shown in the Policy, which are based on the Commissioner's 1980 Standard Ordinary Mortality Tables for smokers or nonsmokers, respectively.

     MONTHLY ADMINISTRATIVE CHARGE. Each month we deduct an administrative charge which is currently $7.50, and is guaranteed not to exceed the product of $5.00 and the ratio (not to exceed 2.00) of (a) the Consumer Price Index (for all urban households) for the preceding September to (b) the Consumer Price Index for September 1985.


     MONTHLY AMOUNT CHARGE. Each month during the first 10 Policy Years (And for 10 years following any requested increase in Face Amount) we deduct a monthly charge per $1,000 of Face Amount. The amount of this charge will vary by the Insured's sex, Age, Rate Class, and Face Amount on the Policy Date (or on the effective date of any Face Amount increase). These Monthly Amount Charges are shown in Appendix D. Any decreases in Face Amount or any change in Face Amount resulting from a change in the Death Benefit Option will not affect the Monthly Amount Charge. The maximum amount of this charge is $3.8620 per $1,000 of Face Amount for a male Issue Age 85 in a Tobacco class. This charge compensates us for expenses relating to the distribution of the Policy, including agents' commissions, advertising, and the printing of the prospectus and sales literature for new sales of the Policy. A portion of this charge may also contribute to Company Profits.


     MONTHLY VARIABLE ACCUMULATION VALUE CHARGE. We currently anticipate that each month we will deduct this charge at an annual rate of .40 of 1% (.40%) of the Variable Accumulation Value but in no event will it exceed .60 of 1% (.60%). The mortality and expense risk we assume is that our Cost of Insurance charges and other expense charges are not sufficient to cover our costs of death benefits, and any other expenses incurred in issuing and administering the Policies.

     OPTIONAL INSURANCE BENEFIT CHARGES. Each month we deduct charges for any optional insurance benefits added to the Policy by rider. See "General Provisions -- Optional Insurance Benefits."

SURRENDER CHARGE

     During the first 10 years the Policy is in force and the first 10 years following a requested increase in the Face Amount, there is a Surrender Charge if you surrender the Policy or the Policy lapses. We will determine the maximum Surrender Charge for the initial Face Amount or any requested increase in Face Amount on the Policy Date or on the effective date of any requested increase. The Surrender Charge reduces in equal monthly increments until it becomes zero at the end of 10 years. Thus, if the Policy remains in force during the entire relevant 10-year period, you do not pay the Surrender Charge. The Surrender Charge will vary depending on the Insured's Age, sex, and Rate Class on the Policy Date or on the effective date of an increase in Face Amount. The maximum amount of the Surrender Charge is $25.57 per $1,000 of Face Amount for a male Insured at Issue Age 75.

     The Surrender Charge for the initial Face Amount or any requested increase in Face Amount is determined by multiplying (1) the applicable Surrender Charge per $1,000 of Face Amount from Appendix C by (2) the initial Face Amount or the Face Amount of the increase, as applicable, and by (3) the applicable percentage from the Surrender Charge Percentage Table on the next page, and then dividing this amount by 1,000. The surrender charge will not be larger than the sum of premiums paid.

     Example. The following example illustrates how we determine the Surrender Charge. Assume that a male nonsmoker, Age 35 buys a Policy with an initial Face Amount of $100,000 and surrenders the Policy during the third Policy Year at which time he has paid cumulative premiums of $2,000.

     Based on these assumptions the Surrender Charge will be the result of multiplying (1) $6.76 (from Appendix C for a male nonsmoker Age 35) by (2) $100,000 (the initial Face Amount) and by (3) 80% (the applicable percentage from the Surrender Charge Percentage Table), and then dividing by 1000, which results in a Surrender Charge of $540.80 ($6.76 x $100,000 x 80% / 1,000). This is less than the cumulative premiums of $2,000.

     The additional Surrender Charge for requested increases in Face Amount will be calculated in the same manner as illustrated in the example above, except that the different Surrender Charge Percentages apply for requested increases in Face Amount.


                       SURRENDER CHARGE PERCENTAGE TABLE


                                       THE FOLLOWING PERCENTAGES OF THE
                                     SURRENDER CHARGE WILL BE PAYABLE FOR:
IF SURRENDER OR LAPSE OCCURS IN   -------------------------------------------
THE LAST MONTH OF POLICY YEAR:*   INITIAL FACE AMOUNT   FACE AMOUNT INCREASES
-------------------------------   -------------------   ---------------------
               0                         100%                      0%
               1                          90%                   23.3%
               2                          80%                   46.7%
               3                          70%                     70%
               4                          60%                     60%
               5                          50%                     50%
               6                          40%                     40%
               7                          30%                     30%
               8                          20%                     20%
               9                          10%                     10%
              10                           0%                      0%


For requested increases, years are measured from the date of the increase.


The percentages change equally for each Policy Month during the years shown. For example, during the second Policy Year, the percentage reduces equally each month from 90% at the beginning of the second Policy Year to 80% at the beginning of the third Policy Year.


PARTIAL WITHDRAWAL AND TRANSFER CHARGES

     We currently make no charge for the first 24 transfers in Policy Year and assess a $10 charge for each partial withdrawal. These charges are guaranteed not to exceed $25 per transfer in excess of twelve transfers per Policy Year, or $25 per partial withdrawal, for the duration of the Policy. The transfer charge will not be imposed on transfers that occur as a result of Policy loans, the exercise of conversion rights, the Dollar Cost Averaging or Portfolio Rebalancing Service, or automatic withdrawals.


DOLLAR COST AVERAGING SERVICE AND PORTFOLIO REBALANCING SERVICE CHARGES



     We currently make no charge for these services, although we reserve the right to charge for these services in the future.


MODIFICATION OF CHARGES

     ReliaStar may modify any of the charges under the Policy, as well as the minimum Face Amount set forth in this Prospectus, because of special circumstances that result in lower sales, administrative, or mortality expenses. For example, special circumstances may exist in connection with sales to our policyholders or those of affiliated insurance companies, or sales to employees or clients of members of our affiliated group of insurance companies. The amount of any reductions will reflect the reduced sales effort and administrative costs resulting from, or the different mortality experience expected as a result of, the special circumstances. Reductions will not be unfairly discriminatory against any person, including the affected Policy owners and owners of all other policies funded by the Variable Account.

THE VARIABLE ACCOUNT


     On March 23, 1982, we established the ReliaStar Life Insurance Company of New York Variable Life Separate Account I as one of our separate accounts pursuant to the laws of the State of New York. The Variable Account:

     - will receive and invest the Net Premiums paid and allocated to it under this Policy;

     - currently receives and invests net premiums for other classes of flexible premium variable life insurance policies we issue and may do so for additional classes in the future;

     - meets the definition of a "separate account" under the Federal securities laws; and

     - is registered with the SEC as a unit investment trust under the Investment Company Act of 1940 ("1940 Act"). Such registration does not involve supervision by the SEC of the management or investment policies or practices of the Variable Account, us, or the Funds.

     We own the Variable Account's assets. However, New York law provides that we cannot charge the Variable Account with liabilities arising out of any other business we may conduct. We are required to maintain assets which are at least equal to the reserves and other liabilities of the Variable Account. We may transfer assets which exceed these reserves and liabilities to our general account (the Fixed Account).

INVESTMENTS OF THE VARIABLE ACCOUNT


     There are currently 37 investment options (Funds) available under the Variable Account. However, we only permit you to participate in a maximum of 17 investment options over the lifetime of your Policy. The Summary and "Additional Information on the Investments of the Variable Account" section describe the Funds currently offered. You also should read the Funds' prospectuses for more detailed information, particularly because several of the Funds and portfolios may have objectives that are quite similar. Please call the telephone number listed on the first page of this Prospectus to request a Fund's prospectus. THERE IS NO ASSURANCE THAT ANY FUND WILL ACHIEVE ITS INVESTMENT OBJECTIVE(S).


PERFORMANCE INFORMATION


     Performance information for the Sub-Accounts of the Variable Account and the Funds available for investment by the Variable Account may appear in advertisements, sales literature, or reports to Policy owners or prospective purchasers. Such performance information for the Sub-Accounts will reflect deductions of Fund expenses and be adjusted to reflect the Monthly Variable Accumulation Value Charge, but will not reflect deductions for the cost of insurance, the Monthly Administrative Charge, the Monthly Amount Charge, the Premium Expense Charge, the Surrender Charge or any charges for optional insurance benefits. We will accompany quotations of performance information for the Funds by performance information for the Sub-Accounts. Performance information for the Funds will take into account all fees and charges at the Fund level, but will not reflect any deductions from the Variable Account (such as the Monthly Deduction, Surrender Charge, and any charges for optional insurance benefits) or the Premium Expense Charge. Performance information reflects only the performance of a hypothetical investment during a particular time period in which the calculations are based. We may provide performance information showing total returns and average annual total returns for periods prior to the date a Sub-Account commenced operation. We will calculate such performance information based on the assumption that the Sub-Accounts were in existence for the same periods as those indicated for the Funds, with the level of charges at the Variable Account level that were in effect at the inception of the Sub-Accounts.



     We may also provide individualized hypothetical illustrations of Accumulation Value, Cash Surrender Value and Death Benefit based on hypothetical investment returns of the Funds not to exceed 12.00%. These illustrations will reflect deductions for Fund expenses and Policy and Variable Account charges, including the Monthly Deduction, Premium Expense Charge and the Surrender Charge. Subject to regulatory approval, we may base these hypothetical illustrations on either the arithmetic or the weighted average of Fund expenses, reflecting the Fund expenses for the year ended December 31, 2000 and the Sub-Account assets as of December 31, 2000.

     We may also provide individualized hypothetical illustrations of Accumulation Value, Cash Surrender Value and Death Benefit based on historical investment returns of the Funds. These illustrations will reflect deductions for Fund expenses and Policy and Variable Account charges, including the Monthly Deduction, Premium Expense Charge and the Surrender Charge. We will base these hypothetical illustrations on the actual historical experience of the Funds as if the Sub-Accounts had been in existence and a Policy issued for the same periods as those indicated for the Funds.

     We may compare performance of the Sub-Accounts and/or the Funds in advertisements and sales literature:

     - to other variable life insurance issuers in general

     - to the performance of particular types of variable life insurance policies investing in mutual funds

     - to investment series of mutual funds with investment objectives similar to each of the Sub-Accounts, whose performance is reported by Lipper Analytical Services, Inc. and Morningstar, Inc. (independent services that monitor and rank the performances of variable life insurance issuers in each of the major categories of investment objectives on an industry-wide basis), or reported by other series, companies, individuals or other industry or financial publications of general interest, such as Forbes, Money, The Wall Street Journal, Business Week, Barron's, Kiplinger's, and Fortune.

     - to the Standard & Poor's Index of 500 common stocks and the Dow Jones Industrial, which are widely used measures of stock market performance

     We may also compare the performance of each Sub-Account to other widely recognized indices. Unmanaged indices may assume the reinvestment of dividends, but typically do not reflect any "deduction" for the expense of operating or managing an investment portfolio.

DEATH BENEFIT

     If the Insured dies while the Policy is in force, we will pay the Death Benefit reduced by any Loan Amount and unpaid Monthly Deductions. This amount is called the proceeds. We may pay all or part of the proceeds in cash to your beneficiaries or under one or more of the settlement options we offer. See "General Provisions -- Settlement Options."


     The Death Benefit will be determined with reference to the requirements for the Guideline Premium test for qualifying a Policy as a life insurance contract under Code Section 7702(a)(2). Under these requirements, the sum of the premiums paid under a Policy may not exceed the "guideline premium limitations," as defined in Code Section 7702(a). The Death Benefit at any time is not less than the Accumulation Value multiplied by the Corridor Percentages, which vary according to the Age of the Insured (as defined in Code Section 7702(d)).



                             GUIDELINE PREMIUM TEST
                           CORRIDOR PERCENTAGE TABLE



   INSURED'S        CORRIDOR         INSURED'S        CORRIDOR         INSURED'S        CORRIDOR
    AGE ON        PERCENTAGE OF       AGE ON        PERCENTAGE OF       AGE ON        PERCENTAGE OF
PREVIOUS POLICY   ACCUMULATION    PREVIOUS POLICY   ACCUMULATION    PREVIOUS POLICY   ACCUMULATION
  ANNIVERSARY         VALUE         ANNIVERSARY         VALUE         ANNIVERSARY         VALUE
---------------   -------------   ---------------   -------------   ---------------   -------------
40 or younger          250%             54               157             68                117
      41               243              55               150             69                116
      42               236              56               146             70                115
      43               229              57               142             71                114
      44               222              58               138             72                113
      45               215              59               134             73                111
      46               209              60               130             74                109
      47               203              61               128            75-90              105
      48               197              62               126             91                104
      49               191              63               124             92                103
      50               185              64               122             93                102
      51               178              65               120             94                101
      52               171              66               119         95 or older           100
      53               164              67               118


DEATH BENEFIT OPTIONS

     The policy provides two Death Benefit Options as shown below. You choose the Death Benefit Option on the application for the Policy. Subject to certain limitations, you can change the Death Benefit Option after issuance of the Policy. See "Death Benefit -- Change in Death Benefit Option."


     The Death Benefit prior to Age 100 depends on the Death Benefit Option chosen. The Death Benefit after Age 100 is the Accumulation Value.



     LEVEL AMOUNT OPTION. (OPTION A.) Prior to Age 100, the Death Benefit is the greater of the current Face Amount of the Policy or the Corridor Percentage of Accumulation Value on the Valuation Date on or next following the date of the Insured's death. Under the Level Amount Option, the Death Benefit will remain level unless the corridor percentage of Accumulation Value exceeds the current Face Amount, in which case the amount of the Death Benefit will vary as the Accumulation Value varies.



     ILLUSTRATION OF LEVEL AMOUNT OPTION. For purposes of this illustration, assume that the Insured is under Age 40, and that there is no Loan Amount. Under the Level Amount Option, a Policy with a $100,000 Face Amount will generally have a $100,000 Death Benefit. However, because the Death Benefit must be equal to or be greater than 250% of the Accumulation Value, any time the Accumulation Value of the Policy exceeds $40,000, the Death Benefit will exceed the $100,000 Face Amount. Each additional dollar added to the Accumulation Value above $40,000 will increase the Death Benefit by $2.50. Thus, if the Accumulation Value exceeds $40,000 and increases by $100 because of investment performance or premium payments, the Death Benefit will increase by $250. A Policy owner with an Accumulation Value of $50,000 will be entitled to a Death Benefit of $125,000 ($50,000 X 250%); an Accumulation Value of $75,000 will yield a Death Benefit of $187,500 ($75,000 X 250%); and an Accumulation Value of $100,000 will yield a Death Benefit of $250,000 ($100,000 X 250%).


     Similarly, as long as the Accumulation Value exceeds $40,000, each dollar taken out of the Accumulation Value will reduce the Death Benefit by $2.50. If, for example, the Accumulation Value is reduced from $75,000 to $70,000 because of partial withdrawals, charges, or negative investment performance, the Death Benefit will be reduced from $187,500 to $175,000. If at any time, however, the Accumulation Value multiplied by the corridor percentage is less than the Face Amount, the Death Benefit will equal the current Face Amount of the Policy.

     The corridor percentage becomes lower as the Insured's Age increases. If the current Age of the Insured in the illustration above were, for example, 50 (rather than under Age 40), the corridor percentage would be 185%. The Death Benefit would not exceed the $100,000 Face Amount unless the Accumulation Value exceeded approximately $54,055 (rather than $40,000), and each $1 then added to or taken from the Accumulation Value would change the Death Benefit by $1.85 (rather than $2.50).


     VARIABLE AMOUNT OPTION. (OPTION B.) Prior to Age 100, the Death Benefit is equal to the greater of the current Face Amount plus the Accumulation Value of the Policy, or the corridor percentage of the Accumulation Value on the Valuation Date on or next following the date of the Insured's death. Under the Variable Amount Option, the amount of the Death Benefit will always vary as the Accumulation Value varies.


     ILLUSTRATION OF VARIABLE AMOUNT OPTION. For purposes of this illustration, assume that the Insured is under Age 40 and that there is no Loan Amount. Under the Variable Amount Option, a Policy with a Face Amount of $100,000 will generally pay a Death Benefit of $100,000 plus the Accumulation Value. Thus, for example, a Policy with an Accumulation Value of $20,000 will have a Death Benefit of $120,000 ($100,000 + $20,000); an Accumulation Value of $40,000 will yield a Death Benefit of $140,000 ($100,000 + $40,000). The Death Benefit, however, must be at least 250% of the Accumulation Value. As a result, if the Accumulation Value of the Policy exceeds approximately $66,667, the Death Benefit will be greater than the Face Amount plus the Accumulation Value. Each additional dollar of the Accumulation Value above $66,667 will increase the Death Benefit by $2.50. Thus, if the Accumulation Value exceeds $66,667 and increases by $100 because of investment performance or premium payments, the Death Benefit will increase by $250. A Policy owner with an Accumulation Value of $75,000 will be entitled to a Death Benefit of $187,500 ($75,000 X 250%); an Accumulation Value of $100,000 will yield a Death Benefit of $250,000 ($100,000 X 250%); and an Accumulation Value of $125,000 will yield a Death Benefit of $312,500 ($125,000 X 250%).

     Similarly, any time the Accumulation Value exceeds $66,667, each dollar taken out of the Accumulation Value will reduce the Death Benefit by $2.50. If, for example, the Accumulation Value is reduced from $75,000 to $70,000 because of partial withdrawals, charges, or negative investment performance, the Death Benefit will be reduced from $187,500 to $175,000. If at any time, however, the Accumulation Value multiplied by the corridor percentage is less than the Face Amount plus the Accumulation Value, then the Death Benefit will be the current Face Amount plus the Accumulation Value of the Policy.

     The corridor percentage becomes lower as the Insured's Age increases. If the current Age of the Insured in the illustration above were, for example, 50 (rather than under 40), the corridor percentage would be 185%. The amount of the Death Benefit would be the sum of the Accumulation Value plus $100,000 unless the Accumulation Value exceeded approximately $117,647 (rather than $66,667), and each $1 then added to or taken from the Accumulation Value would change the Death Benefit by $1.85 (rather than $2.50).

WHICH DEATH BENEFIT OPTION TO CHOOSE

     If you prefer to have premium payments and favorable investment performance reflected partly in the form of an increasing Death Benefit, you should choose the Variable Amount Option. If you are satisfied with the amount of your existing insurance coverage and prefer to have premium payments and favorable investment performance reflected to the maximum extent in the Accumulation Value and lower cost of insurance charges, you should choose the Level Amount Option.

REQUESTED CHANGES IN FACE AMOUNT

     Subject to certain limitations, you may request an increase or decrease in the Face Amount. No increase or decrease in the Face Amount will be permitted during the first Policy Year.

     INCREASES. For an increase in the Face Amount, you must submit a written request to us. We may also require additional evidence of insurability satisfactory to us. The effective date of the increase will be the Monthly Anniversary on or next following our approval of the increase. The increase may not be less than $5,000. We will currently permit increases to the Insured's Age
85. We will deduct any charges associated with the increase (the increases in the Cost of Insurance and the Surrender Charge upon lapse or total surrender -- see "Effect of Requested Changes in Face Amount" below) from the Accumulation Value, whether or not you pay an additional premium in connection with the increase.

     DECREASES. For a decrease in the Face Amount, a written request must also be submitted to us. Any decrease in the Face Amount will be effective on the Monthly Anniversary on or next following our receipt of a written request. The Face Amount remaining in force after any requested decrease may not be less than the Minimum Face Amount shown in the Policy. Under our current rules, the Minimum Face Amount is $100,000, but we reserve the right to establish a different Minimum Face Amount in the future. If, following a decrease in Face Amount, the Policy would no longer qualify as life insurance under Federal tax law (see "Federal Tax Matters -- Tax Status of the Policy"), we will limit the decrease to the extent necessary to meet these requirements.

     For purposes of determining the Cost of Insurance, decreases in the Face Amount will be applied to reduce the current Face Amount in the following order:

     (1)  The Face Amount provided by the most recent increase;

     (2)  The next most recent increases successively; and

     (3)  The Face Amount when the Policy was issued.

     By reducing the current Face Amount in this manner, the Rate Class applicable to the most recent increase in Face Amount will be eliminated first, then the Rate Class applicable to the next most recent increase, and so on, for the purposes of calculating the Cost of Insurance. This assumption will affect the Cost of Insurance under the Policy only if different Rate Classes have been applied to the current Face Amount. We currently place Insureds into standard Rate Classes or into substandard Rate Classes that involve a higher mortality risk (for example, a 200% Rate Class or a 300% Rate Class). In an otherwise identical Policy, an Insured in the standard Rate Class will have a lower Cost of Insurance than an Insured in a substandard Rate Class with higher mortality risks. See "Deductions and Charges -- Monthly Deduction."

     For example, assume that the initial Face Amount was $500,000 with a standard Rate Class, and that successive increases of $250,000 (at a Rate Class of 200%) and $500,000 (at a Rate Class of 300%) were added. If a decrease of $500,000 or less is requested, the amount of insurance at a 300% Rate Class will be reduced first. If a decrease of more than $500,000 is requested, the amount at a 300% Rate Class will be eliminated, and the excess over $500,000 will next reduce the amount of insurance at a 200% Rate Class.

     EFFECT OF REQUESTED CHANGES IN FACE AMOUNT. An increase or decrease in Face Amount will affect the Monthly Deduction because the Cost of Insurance depends upon the Face Amount. The charge for certain optional insurance benefits may also be affected. See "Deductions and Charges -- Monthly Deduction." An increase in the Face Amount will increase the Surrender Charge, but a decrease in the Face Amount will not reduce the Surrender Charge. The Surrender Charge is, however, imposed only upon lapse or total surrender of the Policy and not upon a requested decrease in Face Amount. See "Deductions and Charges -- Surrender Charge."

     An increase in the Face Amount will increase the Minimum Monthly Premiums as of the effective date of the increase. Therefore, additional premium payments may be required to maintain a Death Benefit Guarantee. A decrease in the Face Amount will reduce the Minimum Monthly Premiums as of the effective date of the decrease. See "Death Benefit Guarantees."

     The additional Surrender Charge on a requested increase in the Face Amount will reduce the Cash Surrender Value (which is the Accumulation Value less any Surrender Charge, Loan Amount and unpaid Monthly Deductions). If the resulting Cash Surrender Value is not sufficient to cover the Monthly Deduction, the Policy may lapse unless a Death Benefit Guarantee is in effect. See "Policy Lapse and Reinstatement -- Lapse" and "Death Benefit Guarantees."

INSURANCE PROTECTION

     As your insurance needs change, you may increase or decrease the pure insurance protection provided by the Policy (that is, the difference between the Death Benefit and the Accumulation Value) in one of several ways. These ways include

     - increasing or decreasing the Face Amount of insurance,

     - changing the level of premium payments, and,

     - making a partial withdrawal under the Policy.

     Although the consequences of each of these methods will depend upon the individual circumstances, they may be generally summarized as follows:

     - AN INCREASE IN THE FACE AMOUNT (which is generally subject to underwriting approval -- see "Death Benefit -- Requested Changes in Face Amount") will likely increase the amount of pure insurance protection, depending on the amount of Accumulation Value and the resultant corridor percentage limitation. If the insurance protection is increased, the Policy charges generally will increase as well.

     - A DECREASE IN THE FACE AMOUNT will, subject to the corridor percentage limitations (see "Death Benefit -- Death Benefit Options"), decrease the pure insurance protection without reducing the Accumulation Value. If the Face Amount is decreased, the Cost of Insurance charges generally will decrease as well. (Note that the Surrender Charge will not be reduced. See "Deductions and Charges -- Surrender Charge.")

     - A CHANGE IN THE LEVEL OF PREMIUM can have a variety of effects as follows.

       Under the Level Amount Option, until the corridor percentage of Accumulation Value exceeds the Face Amount, (a) an increased level of premium payments will reduce the amount of pure insurance protection, and
       (b) a reduced level of premium payments will increase the amount of pure insurance protection.

       Under the Variable Amount Option, until the corridor percentage of Accumulation Value exceeds the Face Amount plus the Accumulation Value, the level of premium payments will not affect the amount of pure insurance protection. (However, both the Accumulation Value and the Death Benefit will be increased if premium payments are increased, and reduced if premium payments are reduced.)

       Under any Death Benefit Option, if the Death Benefit is the corridor percentage of Accumulation Value, then (a) an increased level of premium payments will increase the amount of pure insurance protection (subject to underwriting approval -- see "Payment and Allocation of Premiums -- Amount and Timing of Premiums"), and (b) a reduced level of premium payments will reduce the pure insurance protection.

     - A PARTIAL WITHDRAWAL will reduce the Death Benefit. See "Surrender Benefits -- Partial Withdrawal." However, it has a limited effect on the amount of pure insurance protection and charges under the Policy, because the decrease in the Death Benefit is usually equal to the amount of Accumulation Value withdrawn. The primary use of a partial withdrawal is to withdraw Accumulation Value. Furthermore, it results in a reduced amount of Accumulation Value and increases the possibility that the Policy will lapse.

     You should consider the techniques described in this section for changing the amount of pure insurance protection under the Policy (for example, changing the Face Amount, making a partial withdrawal, and changing the amount of premium payments) together with the other restrictions and considerations described elsewhere in this prospectus.

CHANGING THE DEATH BENEFIT OPTION

     After the first Policy Year, you may change the Death Benefit Option once each Policy Year. You must submit a written request to change the Death Benefit Option. A change in the Death Benefit Option will also change the Face Amount. If the Death Benefit Option is changed from the Level Amount Option to the Variable Amount Option, the Face Amount will be decreased by an amount equal to the Accumulation Value on the effective date of the change. You cannot change from the Level Amount Option to the Variable Amount Option if the resulting Face Amount would fall below the minimum Face Amount ($100,000).

     If you request to change the Death Benefit Option from the Variable Amount Option to the Level Amount Option, we will increase the Face Amount by an amount equal to the Policy's Accumulation Value on the effective date of the change.

     An increase or decrease in Face Amount resulting from a change in the Death Benefit Option will affect the future Monthly Deductions because the Cost of Insurance depends upon the Face Amount. A change in the Face Amount resulting from a change in the Death Benefit Option may also affect the charge for certain optional insurance benefits. See "Deductions and Charges -- Monthly Deduction." However, a Face Amount change resulting from a Death Benefit Option change will not affect the Surrender Charge.

     Changes in the Death Benefit Option do not require additional evidence of insurability.

ACCELERATED BENEFIT RIDER

     Under certain circumstances, the Accelerated Benefit Rider allows a Policy owner to accelerate benefits from the Policy that we otherwise would pay upon the Insured's death. We will provide an Accelerated Benefit if the Insured has a terminal illness that will result in the death of the Insured within 12 months as certified by a physician. The Accelerated Benefit will not be more than 50% of the amount that would be payable at the death of the Insured. The Accelerated Benefit will first be used to pay off any outstanding Policy loans and interest due. The remainder of the Accelerated Benefit will be paid in a lump sum to the Policy owner. Limitations, as described in the Accelerated Benefit Rider, may apply.

     We will establish a lien against the Policy for the amount of the Accelerated Benefit plus an administrative charge, plus interest on the lien. We will first use any proceeds from the Policy to repay this lien. We will reduce your access to the Cash Value by the amount of the lien. We also will reduce the proceeds payable to the beneficiary by the amount of the lien. We may assess an administrative charge of up to $300 at the time we pay the Accelerated Benefit. The Accelerated Benefit will not affect the premium payable on the Policy. Receipt of a benefit under the Accelerated Benefit Rider may give rise to Federal or state income tax. Consult a competent tax advisor for further information.

     The above information is not a complete summary of the Rider. All of the terms and provisions of the Accelerated Benefit Rider are set forth in the Rider, and you should refer to the Rider in order to fully ascertain its benefits and limitations.

PAYMENT AND ALLOCATION OF PREMIUMS

ISSUING THE POLICY

     An individual applying for a Policy must complete an application and personally deliver it to our licensed agent. We will generally only issue a Policy to an applicant Age 85 or less who supplies evidence of insurability satisfactory to us. The minimum Face Amount is currently $100,000, but we reserve the right to specify a different minimum Face Amount in the future for issuing a new Policy. Acceptance is subject to our underwriting rules and we reserve the right to reject an application for any reason permitted by law.

     COVERAGE. Coverage under a Policy begins on the later of the Issue Date or the date we receive at least the minimum initial premium (see immediately following section). In general, if the applicant pays at least the minimum initial premium with the application, the Issue Date will be the later of the date of the application or the date of any medical examination required by our underwriting procedures. However, if underwriting approval has not occurred within 45 days after we receive the application or if you authorize premiums to be paid by bank account monthly deduction, the Issue Date will be the date of underwriting approval.

     If you authorize premiums to be paid by government allotment, the Issue Date generally will be, subject to our underwriting approval, the first day of the month in which we receive the first Premium through government allotment, whether or not a Premium is collected with the application. If a Premium is collected with the application, it will be allocated to the Sub-Accounts of the Variable Account and the Fixed Account on the Valuation Date next following the Issue Date.

     MINIMUM INITIAL PREMIUM. The minimum initial premium is three Basic Minimum Monthly Premiums. See "Death Benefit Guarantee." If, however, you authorize premiums to be paid by bank account monthly deduction or government allotment, we will accept one Basic Minimum Monthly Premium together with the required authorization forms. The Basic Minimum Monthly Premium is specified in the Policy and determines the payments required to maintain the Basic Death Benefit Guarantee.

ALLOCATING PREMIUMS

     You choose the initial allocation of your Net Premiums (your gross premiums less the Premium Expense Charge) to the Fixed Account and the Sub-Accounts of the Variable Account on the application for the Policy. You may change the allocation at any time by notifying us in writing. Changes will not be effective until the date we receive your request and will only affect premiums we receive on or after that date. The premium allocation may be 100% to the Fixed Account or the Sub-Accounts or divided among the Fixed Account and the Sub-Accounts in whole percentage points totaling 100%. We reserve the right to adjust any allocation to eliminate fractional percentages. Changing the Net Premium allocation will not affect the allocation of existing Accumulation Value.


     Net Premiums allocated to the Variable Account and received before the Initial Premium Transfer Date will be allocated to the Initial Premium Sub-account. Then, on the Initial Premium Transfer Date, the dollar value of the Accumulation Units in the Initial Premium Sub-account will be transferred to the Sub-accounts according to the allocation in effect. The Initial Premium Sub-account is the Fidelity VIP Money Market Sub-account. The Initial Premium Transfer date is shown on your Policy Data Page. See "Free Look Conversion Rights -- Free Look Rights."


     CREDITING NET PREMIUMS. We will credit Net Premiums on the latest of the following dates:

     -  The Valuation Date following the date of underwriting approval.

     -  The Valuation Date on or next following the Policy Date.

     - The Valuation Date on or next following the date we have received at least the required minimum initial premium payment.

     - In the case of Policies issued under government allotment programs, the Valuation Date next following the Issue Date.

     Until the date on which Net Premiums are credited as described above, we will hold premium payments in our General Account. No interest will be earned on these premium payments during this period of time.

     REFUNDING PREMIUMS. We will return all premiums paid without interest if any of the following occur:

     -  We send notice to the applicant that the insurance is declined.

     -  The applicant refuses an offer for an alternative policy.

     - The applicant does not supply required medical exams or tests within 30 days of the date of the application.

     - The applicant returns the Policy under the limited free look right. See "Free Look and Conversion Rights -- Free Look Rights."

AMOUNT AND TIMING OF PREMIUMS

     The amount and frequency of premium payments will affect the Accumulation Value, the Cash Surrender Value, and how long the Policy will remain in force (including affecting whether a Death Benefit Guarantee is in effect -- see "Death Benefit Guarantee"). After the initial premium, you may determine the amount and timing of subsequent premium payments within the following restrictions:

     - In most cases, we will require that you pay cumulative premiums sufficient to maintain the Basic Death Benefit Guarantee to keep the Policy in force during at least the first several Policy Years. See "Death Benefit Guarantee."

     -  We may choose not to accept any premium less than $25.

     - We reserve the right to limit the amount of any premium payment. In general, during the first Policy Year we will not accept total premium payments in excess of $250,000 on the life of any Insured, whether such payments are received on a Policy or on any other insurance policy issued by us or our affiliates. Also, we will not accept any premium payment in excess of $50,000 on any Policy after the first Policy Year. We may waive any of these premium limitations.

     - We may require additional evidence of insurability satisfactory to us if any premium would increase the difference between the Death Benefit and the Accumulation Value (that is, the net amount at risk). A premium payment would increase the net amount at risk if at the time of payment the Death Benefit would be based upon the applicable corridor percentage of Accumulation Value. See "Death Benefit -- Death Benefit Options."

     - In no event may the total of all premiums paid, both scheduled and unscheduled, exceed the current maximum premium payments allowed for life insurance under Section 7702 of the Code. If at any time you pay a premium which would result in total premiums exceeding the current maximum premiums allowed, we will only accept that portion of the premium which would make total premiums equal the maximum. We will return any part of the premium in excess of that amount, and we will not accept further premiums until allowed by the current maximum premium limitations.

     - You may pay additional premiums (other than Planned Periodic Premiums) at any time while the Policy is in force. We may limit the number and amount of these additional payments.

     - If you want to make a large premium payment under this Policy, and you wish to avoid Modified Endowment Contract classification, you may contact us in writing before making the payment and we will tell you the maximum amount which can be paid into the Policy. See "Federal Tax Matters -- Tax Status of the Policy."

     - We may treat any Premium payment as a loan repayment in order to prevent the policy from lapsing, or to prevent borrowing from the policy to pay premiums.

PLANNED PERIODIC PREMIUMS

     You may choose a Planned Periodic Premium schedule which indicates a preference as to future amounts and frequency of payment. You may pay Planned Periodic Premiums annually, semi-annually, quarterly or, if you choose, you can pay the Planned Periodic Premiums by bank account monthly deduction or government allotment.

     Your Policy will show the amount and frequency of your initial Planned Periodic Premium. You may change the Planned Periodic Premium at any time by written request. We may limit the amount of any increase if such an increase would result in planned periodic premiums that are larger than (a) the maximum premium we would accept under the terms of the Amount and Timing of Premium Payments provision in the Policy or (b) the planned periodic premium which would total more than $50,000 per year. Failure to make any Planned Periodic Premium payment will not, however, necessarily result in lapse of the Policy. On the other hand, making Planned Periodic Premium payments will not guarantee that the Policy remains in force. See "Death Benefit Guarantee" and "Policy Lapse and Reinstatement."

PAYING PREMIUMS BY MAIL

     Planned Periodic Premiums and Unscheduled Additional Premiums may be paid to the Company by mailing them to:

    ReliaStar Life Insurance Company of New York
     P.O. Box 802511
     Chicago, Illinois 60680-2511

DEATH BENEFIT GUARANTEE


     If you meet the requirements described below, we guarantee that we will not lapse the Policy even if the Cash Surrender Value is not sufficient to cover the Monthly Deduction that is due. This feature of the Policy is called the "Death Benefit Guarantee." There are two Death Benefit Guarantees. The Basic Death Benefit Guarantee expires after 5 policy years. The Extended Death Benefit Guarantee is shown in your Policy and expires after a longer period, which depends on the Insured's age, sex, rate class and riders.


     The most significant benefit of the Basic Death Benefit Guarantee is:

     - During the early Policy Years, the Cash Surrender Value will generally not be sufficient to cover the Monthly Deduction, so that the Death Benefit Guarantee will be necessary to avoid lapse of the Policy. See "Policy Lapse and Reinstatement." This occurs because the Surrender Charge usually exceeds the Accumulation Value in these years. In this regard, you should consider that if you request an increase in Face Amount, an additional Surrender Charge would apply for the 10 years following the increase, which could create a similar possibility of lapse as exists during the early Policy Years.

     The most significant benefit of the Extended Death Benefit Guarantee is:

     - To the extent the Cash Surrender Value declines due to poor investment performance, or due to an additional Surrender Charge after a requested increase, the Cash Surrender Value may not be sufficient even in later Policy Years to cover the Monthly Deduction, so that the Extended Death Benefit Guarantee may be necessary in later Policy Years to avoid lapse of the Policy.

     Thus, even though the Policy permits premium payments that are less than the Minimum Monthly Premiums, you may lose the significant protection provided by the Death Benefit Guarantee by paying less than the Minimum Monthly Premiums.

REQUIREMENTS FOR THE DEATH BENEFIT GUARANTEE

     Each Death Benefit Guarantee will be in effect if the sum of all premiums paid minus any partial withdrawals and any loans are equal to or greater than the sum of the Minimum Monthly Premiums for that Death Benefit Guarantee since the Policy Date. You must satisfy the requirements for the Death Benefit Guarantee as of each Monthly Anniversary, even though you do not have to pay premiums monthly.

     EXAMPLE: The Policy Date is January 1, 2000. The Basic Minimum Monthly Premium is $100 per month. The Extended Minimum Monthly Premium is $300 per month. No Policy loans or partial withdrawals are taken and no Face Amount changes have occurred.

     Case 1. You pay $100 each month. The basic Death Benefit Guarantee is maintained.

              The Extended Death Benefit Guarantee is not in effect.

     Case 2. You pay $1,000 on January 1, 2000. The $1,000 maintains the Basic Death Benefit Guarantee without your paying any additional premiums for the next 10 months (through October 31, 2000). However, you must pay at least $100 by November 1, 2000 to maintain the Basic Death Benefit Guarantee through November 30, 2000.

The $1,000 maintains the Extended Death Benefit Guarantee for the next 3 months (through March 31, 2000). However, you must pay at least $200 by April 1, 2000 to maintain the Extended Death Benefit Guarantee through April 30, 2000.

     We will determine (and the Policy will indicate) the amount of the initial Basic Minimum Monthly Premium and Extended Minimum Monthly Premiums at issuance of the Policy. The initial Minimum Monthly Premium will depend upon the Insured's sex, Age at issue, Rate Class, optional insurance benefits added by rider, and the initial Face Amount.

     The following Policy changes may change the Minimum Monthly Premiums:

     - A requested increase or decrease in the Face Amount. See "Death Benefit -- Requested Changes in Face Amount."

     - A change in the Death Benefit Option. See "Death Benefit -- Changing the Death Benefit Option."

     - The addition or termination of a Policy rider. See "General Provisions -- Optional Insurance Benefits."

     We will notify you in writing of any changes in the Minimum Monthly
Premiums.


     If, as of any Monthly Anniversary, you have not made sufficient premium payments to maintain either Death Benefit Guarantee, we will send you notice of the premium payment required to maintain it. If we do not receive the required premium payment within 61 days from the date of our notice, that Death Benefit Guarantee will terminate. The EXTENDED DEATH BENEFIT GUARANTEE CANNOT BE REINSTATED.


     Even if the Death Benefit Guarantees terminate, the Policy will not necessarily lapse. For a discussion of the circumstances under which the Policy may lapse, see "Policy Lapse and Reinstatement."

ACCUMULATION VALUE

     The Accumulation Value of the Policy (that is, the total value attributable to a specific Policy in the Variable Account and the Fixed Account) is equal to the sum of the Variable Accumulation Value (the amount attributable to the Variable Account) plus the Fixed Accumulation Value (the amount attributable to the Fixed Account). You should distinguish the Accumulation Value from the Cash Surrender Value that would actually be paid to you upon total surrender of the Policy, which is the Accumulation Value less any Surrender Charge, Loan Amount and unpaid Monthly Deductions. See "Surrender Benefits -- Total Surrender." You should also distinguish the Accumulation Value from the Cash Value, which determines the amount available for Policy loans, and is the Accumulation Value less any Surrender Charge. See "Policy Loans."

     The Variable Accumulation Value will generally vary daily and will increase or decrease to reflect the investment performance of the Funds in which Sub-Accounts of the Variable Account have been invested.

     We will increase the Variable Accumulation Value by:

     -  any Net Premiums credited to the Variable Account, and

     -  any transfers from the Fixed Account.

     We will reduce the Variable Accumulation Value by:

     -  the Monthly Deduction attributable to the Variable Account,

     -  partial withdrawals from the Variable Account,

     - any transfer and partial withdrawal charges attributable to the Variable Account, and

     - any amounts transferred from the Variable Account to the Fixed Account (including amounts transferred from the Variable Account to the Fixed Account as security for Policy loans -- see "Policy Loans").

     We will increase the Fixed Accumulation Value by:

     -  any Net Premiums credited to the Fixed Account,

     - any interest credited to the Fixed Account (determined at our discretion, but guaranteed not to be less than 4%), and

     - any amounts transferred from the Variable Account to the Fixed Account (including amounts transferred to the Fixed Account as security for Policy loans -- see "Policy Loans").

     We will reduce the Fixed Accumulation Value by:

     -  the Monthly Deduction attributable to the Fixed Account,

     -  partial withdrawals from the Fixed Account,

     - any transfer and partial withdrawal charges attributable to the Fixed Account, and

     -  any amounts transferred from the Fixed Account to the Variable Account.

     See Appendix B for a detailed discussion of the calculation of Accumulation Value.

ILLUSTRATION OF POLICY BENEFITS

     In order to help you understand how your Policy values would vary over time under different sets of assumptions, we will provide you with certain personalized illustrations upon request. These will be based on the age and insurance risk characteristics of the insured under your Policy and such factors as the face amount, death benefit option, premium payment amounts and rates of return (within limits) that you request. You can request such illustrations at any time.


     We have also filed an example of such illustration as an exhibit to the registration statement referred to on page 49 of this Prospectus. This form of illustration is available to you upon request and is incorporated herein by reference. There may be a state specific product features that make the illustrations applicable to you different from the form of illustration shown in the exhibit. Subject to regulatory approval, personalized illustrations may be based upon a weighted average rather than an arithmetic average of Fund expenses.


SPECIALIZED USES OF THE POLICY

     Because the Policy provides for an accumulation of Cash Surrender Value as well as a Death Benefit, the Policy can be used for various individual and business financial planning purposes. Purchasing the Policy in part for such purposes entails certain risks. For example, if the investment performance of the Sub-Accounts to which Accumulation Value is allocated is poorer than expected or if sufficient premiums are not paid, the Policy may lapse or may not accumulate sufficient Accumulation Value or Cash Surrender Value to fund the purpose for which the Policy was purchased. Withdrawals and Policy loans may significantly affect current and future Accumulation Value, Cash Surrender Value, or Death Benefit proceeds. Depending upon Sub-Account investment performance and the amount of a Policy loan, the loan may cause a Policy to lapse. Because the Policy is designed to provide benefits on a long-term basis, before purchasing a Policy for a specialized purpose a purchaser should consider whether the long-term nature of the Policy is consistent with the purpose for which it is being considered. Using a Policy for a specialized purpose may have tax consequences. See "Federal Tax Matters."

POLICY LAPSE AND REINSTATEMENT

     LAPSE. Unlike traditional life insurance policies, the failure to make a Planned Periodic Premium will not by itself cause the Policy to lapse (terminate). If a Death Benefit Guarantee is not in effect, the Policy will lapse only if, as of any Monthly Anniversary, the Cash Surrender Value is less than the Monthly Deduction due, and a grace period of 61 days expires without a sufficient premium payment.

     During the early Policy Years, the Cash Surrender Value will generally not be sufficient to cover the Monthly Deduction, so that premium payments sufficient to maintain a Death Benefit Guarantee will be required to avoid lapse. See "Death Benefit Guarantees."

     The Policy does not lapse, and the insurance coverage continues, until the expiration of a 61-day grace period which begins on the date we send you written notice indicating that the Cash Surrender Value is less than the Monthly Deduction due. Our written notice will indicate the amount of the payment required to avoid lapse. If you do not make a sufficient premium payment within the grace period, then the Policy will lapse without value.

     If the Insured dies during the grace period, the proceeds payable will equal the amount of the Death Benefit on the Valuation Date on or next following the date of the Insured's death, reduced by any Loan Amount and any unpaid Monthly Deductions.

     If a Death Benefit Guarantee is in effect, we will not lapse the Policy. See "Death Benefit Guarantee."

     REINSTATEMENT. Reinstatement means putting a lapsed Policy back in force. You may reinstate a lapsed Policy by written request any time within five years after it has lapsed if it has not been surrendered for its Cash Surrender Value.

     To reinstate the Policy and any riders, you must submit evidence of insurability satisfactory to us and you must pay a premium large enough such that the Net Premium is as large as the sum of the Surrender Charge after reinstatement, plus the Monthly Deductions for the date of reinstatement and the following Monthly Anniversary.


     The Extended Death Benefit Guarantee cannot be reinstated. See "Death Benefit Guarantee."


SURRENDER BENEFITS

     Subject to certain limitations, you may make a total surrender of the Policy or a partial withdrawal of the Policy's Cash Surrender Value by sending us a written request. We will determine the amount available for a total surrender or partial withdrawal at the end of the Valuation Period when we receive your written request. Generally, we will pay any amounts from the Variable Account upon total surrender or partial withdrawal within seven days after we receive your written request. We may postpone payments, however, in certain circumstances. See "General Provisions -- Postponement of Payments."

TOTAL SURRENDER

     You may surrender the Policy at any time for its Cash Surrender Value by making a written request. The Cash Surrender Value is the Accumulation Value of the Policy reduced by any Surrender Charge, Loan Amount and unpaid Monthly Deductions. If the Cash Surrender Value at the time of a surrender exceeds $25,000, the written request must include a Signature Guarantee. An illustration of Accumulation Values, Surrender Charges, Cash Surrender Values, and Death Benefits assuming different levels of premium payments and investment returns for selected Ages and Face Amounts is available upon your request. An example of an illustration has been filed as an exhibit to the registration statement.

PARTIAL WITHDRAWAL

     After the first Policy Year, you may also withdraw part of the Cash Surrender Value by sending us a written request. If the amount being withdrawn exceeds $25,000, then the written request must include a Signature Guarantee. We currently allow only one partial withdrawal in any Policy Year. We currently make a $10 charge for each partial withdrawal. We guarantee that this charge will not exceed $25 for each partial withdrawal. See "Deductions and Charges -- Partial Withdrawal and Transfer Charges." The amount of any partial withdrawal must be at least $500 and, during the first 10 Policy Years, may not be more than 20% of the Cash Surrender Value on the date we receive your written request. No interest will accrue on amounts represented by uncashed distribution or redemption checks.

     Unless you specify a different allocation, we make partial withdrawals from the Fixed Account and the Sub-Accounts of the Variable Account on a proportionate basis based upon the Accumulation Value. We will determine these proportions at the end of the Valuation Period during which we receive your written request. For purposes of determining these proportions, we first subtract any outstanding Loan Amount from the Fixed Accumulation Value.

     EFFECT OF PARTIAL WITHDRAWAL. We will reduce the Accumulation Value by the amount of any partial withdrawal. We will also reduce the Death Benefit by the amount of the withdrawal, or, if the Death Benefit is based on the corridor percentage of Accumulation Value (see "Death Benefit -- Death Benefit Options"), by an amount equal to the corridor percentage times the amount of the partial withdrawal.

     If the Level Amount Option is in effect, we will reduce the Face Amount by the amount of the partial withdrawal. When increases in the Face Amount have occurred previously, we reduce the current Face Amount by the amount of the partial withdrawal in the following order:

     (1) The Face Amount provided by the most recent increase;

     (2) The next most recent increases successively; and

     (3) The Face Amount when the Policy was issued.

     (This assumption also applies to requested decreases in Face Amount -- see "Death Benefit -- Requested Changes in Face Amount.") Thus, partial withdrawals may affect the way in which the Cost of Insurance is calculated and the amount of pure insurance protection under the Policy. See "Death Benefit -- Requested Changes in Face Amount," "Deductions and Charges -- Monthly Deduction" and "Death Benefit -- Insurance Protection."

     We do not allow a partial withdrawal if the Face Amount after a partial withdrawal would be less than the Minimum Face Amount ($100,000).

     If the Variable Amount Option is in effect, a partial withdrawal does not affect the Face Amount.

     A partial withdrawal may also cause the termination of the Death Benefit Guarantees because we deduct the amount of the partial withdrawal from the total premiums paid in calculating whether you have paid sufficient premiums in order to maintain the Death Benefit Guarantees.

     Like partial withdrawals, Policy loans are a means of withdrawing funds from the Policy. See "Policy Loans." A partial withdrawal or a Policy loan may have tax consequences depending on the circumstances of such withdrawal or loan. See "Federal Tax Matters -- Tax Status of the Policy."

TRANSFERS


     You may transfer all or part of the Variable Accumulation Value between the Sub-Accounts or to the Fixed Account subject to any conditions the Funds whose shares are involved may impose. You must make your transfer request in writing unless you have completed a telephone/fax transfer authorization form. You may also direct us to automatically make periodic transfers under the Dollar Cost Averaging or Portfolio Rebalancing services as described below.


     To transfer all or part of the Variable Accumulation Value from a Sub-Account, we redeem Accumulation Units and reinvest their values in other Sub-Accounts, or the Fixed Account, as you direct in your request. We will effect transfers, and determine all values in connection with transfers, at the end of the Valuation Period during which we receive your request, except as otherwise specified for the Dollar Cost Averaging or Portfolio Rebalancing services. With respect to future Net Premium payments, however, your current premium allocation will remain in effect unless (1) you have requested the Portfolio Rebalancing service, or (2) you are transferring all of the Variable Accumulation Value from the Variable Account to the

Fixed Account in exercise of conversion rights. See "Free Look and Conversion Rights -- Conversion Rights."

     Transfers from the Fixed Account to the Variable Account are subject to the following additional restrictions:

     - your transfer request must be postmarked no more than 30 days before or after the Policy Anniversary in any year and only one transfer is permitted during this period,

     - the Fixed Accumulation Value after the transfer must be at least equal to the Loan Amount,

     - you may only transfer up to 50% of the Fixed Accumulation Value, less any Loan Amount, unless the balance is less than $2,000, in which event you may transfer the full Fixed Accumulation Value, less any Loan Amount, and

     - you must transfer at least the lesser of $500 or the total Fixed Accumulation Value, less any Loan Amount.

     See Appendix A. Some of these restrictions may be waived for transfers due to the Portfolio Rebalancing service.

     TELEPHONE/FAX INSTRUCTIONS. You are allowed to enter certain types of instructions either by telephone or by fax if you complete a telephone/fax instruction authorization form. If you complete the form, you can enter the following types of instructions by telephone or fax:

     - transfers between Sub-Accounts

     - changes of allocations among fund options

     By completing the telephone/fax form, you agree that we will not be liable for any loss, liability, cost or expense when we act in accordance with the telephone/fax transfer instructions that we receive or are recorded on voice recording equipment. If we later determine that you did not make a telephone/fax transfer request or the request was made without your authorization, and loss results from such unauthorized transfer, you bear the risk of this loss. We consider any requests made via fax as telephone requests and such requests are bound by the conditions in the telephone/fax transfer authorization form you sign. Any fax request should include your name, daytime telephone number, Policy number and, in the case of transfers, the names of the Sub-Accounts from which and to which money will be transferred and the allocation percentage. ReliaStar will employ reasonable procedures to confirm that instructions communicated by telephone/fax are genuine. If we do not employ such procedures, we may be liable for any losses due to unauthorized or fraudulent instructions. Such procedures may include, among others, requiring forms of personal identification prior to acting upon telephone/fax instructions, providing written confirmation of such instructions, and/or tape recording telephone instructions.

     DOLLAR COST AVERAGING SERVICE. You may request this service if your Face Amount is at least $100,000 and your Accumulation Value, less any Loan Amount, is at least $5,000. If you request this service, you direct us to automatically make specific periodic transfers of a fixed dollar amount from any of the Sub-Accounts to one or more of the Sub-Accounts or to the Fixed Account. We do not permit transfers from the Fixed Account under this service. You may request that we make transfers of this type on a monthly, quarterly, semi-annual, or annual basis. This service is intended to allow you to use "Dollar Cost Averaging," a long term investment method which provides for regular investments over time. We make no guarantees that Dollar Cost Averaging will result in a profit or protect against loss. You may discontinue this service at any time by notifying us in writing.

     If you are interested in the Dollar Cost Averaging service, you may obtain a separate application form and full information concerning this service and its restrictions from us or our registered representative.

     We will discontinue the Dollar Cost Averaging service immediately (1) on receipt of any request to begin a Portfolio Rebalancing service, (2) if the Policy is in the grace period on any date when Dollar Cost

Averaging transfers are scheduled, or (3) if the specified transfer amount from any Sub-Account is more than the Accumulation Value in that Sub-Account.


     We reserve the right to discontinue, modify, or suspend this service. Any such modification or discontinuation would not affect any Dollar Cost Averaging service requests already commenced. We currently make no charge for these services, although we reserve the right to make charges for these services in the future.


     PORTFOLIO REBALANCING SERVICE. You may request this service if your Face Amount is at least $100,000 and your Accumulation Value, less any Loan Amount, is at least $10,000. If you request this service, you direct us to automatically make periodic transfers to maintain your specified percentage allocation of Accumulation Value, less any Loan Amount, among the Sub-Accounts of the Variable Account and the Fixed Account. We will also change your allocation of future Net Premium payments to be equal to this specified percentage allocation. You may request that we make transfers made under this service on a quarterly, semi-annual, or annual basis. This service is intended to maintain the allocation you have selected consistent with your personal objectives.

     The Accumulation Value in each Sub-Account of the Variable Account and the Fixed Account will grow or decline at different rates over time. Portfolio Rebalancing will periodically transfer Accumulation Values from those accounts that have increased in value to those accounts that have increased at a slower rate or declined in value. If all accounts decline in value, it will transfer Accumulation Values from those that have decreased less in value to those that have decreased more in value. We make no guarantees that Portfolio Rebalancing will result in a profit or protect against loss. You may discontinue this service at any time by notifying us in writing.

     If you are interested in the Portfolio Rebalancing service you may obtain a separate application form and full information concerning this service and its restrictions from us or our registered representative.

     If you are using the Portfolio Rebalancing service, we will discontinue this service immediately (1) on receipt of any request to change the allocation of premiums to the Fixed Account and Sub-Account of the Variable Account, (2) on receipt of any request to begin a Dollar Cost Averaging service, (3) upon receipt of any request to transfer Accumulation Value among the Fixed Account or Sub-Accounts, or (4) if the policy is in the grace period or the Accumulation Value, less any Loan Amount, is less than $7,500 on any Valuation Date when Portfolio Rebalancing transfers are scheduled.


     We reserve the right to discontinue, modify, or suspend this service. Any such modification or discontinuation could affect Portfolio Rebalancing services currently in effect, but only after 30 days notice to affected Policy owners. We currently make no charge for these services, although we reserve the right to make charges for these services in the future.


     TRANSFER LIMITS. We currently do not limit the number of transfers in a Policy Year. We reserve the right to limit you to no more than 12 transfers per Policy Year. All transfers that are effective on the same Valuation Date will be treated as one transfer transaction. Transfers made due to the Dollar Cost Averaging or Portfolio Rebalancing services do not currently count toward the limit on the number of transfers.

     TRANSFER CHARGES. We currently charge a $25 fee per transfer for transfers in excess of 24 per Policy Year for the duration of the Policy. We reserve the right to make a charge not to exceed $25 per transfer for any transfers in excess of 12 per Policy Year. See "Deductions and Charges -- Partial Withdrawal and Transfer Charges." In no event, however, will we impose any charge in connection with the exercise of a conversion right, or transfers occurring as the result of Policy loans, Dollar Cost Averaging, Portfolio Rebalancing, or automatic withdrawals. All transfers are also subject to any charges and conditions imposed by the Fund whose shares are involved. We will treat all transfers that are effective on the same Valuation Date as one transfer transaction for purposes of assessing any transfer charge.

POLICY LOANS

     GENERAL. As long as the Policy remains in effect, you may borrow money from us at any time after the first Policy Year using the Policy as security for the loan. The maximum amount you may borrow at any time is equal to the loan value of the Policy, which is equal to the Cash Value less the existing Loan Amount. Each Policy loan must be at least $500.

     You can make loan requests in writing or by telephoning us on any Valuation Date. Any loan request in excess of $25,000 will require a Signature Guarantee. Telephone loan requests cannot exceed $10,000. We currently do not require any election form to make telephone loan requests. We will employ reasonable procedures to confirm that loan requests made by telephone are genuine. In the event we do not employ such procedures, we may be liable for any losses due to unauthorized or fraudulent instructions. Such procedures may include, among others, requiring forms of personal identification prior to acting upon telephone instructions, providing written confirmations of such instructions and/or tape recording telephone instructions.

     Policy loans have priority over the claims of any assignee or other person. You may repay a Policy loan in whole or in part at any time.

     We will normally pay the loan proceeds to you within seven days after we receive your request. We may postpone payment of loan proceeds to you under certain circumstances. See "General Provisions -- Postponement of Payments."

     Payments you make generally will be treated as premium payments, rather than Policy loan repayments, unless you indicate that we should treat the payment otherwise or unless we decide, at our discretion, to apply the payment as a Policy loan repayment. As a result, unless you indicate that a payment is a loan repayment, all payments you make to the Policy will generally be subject to the Premium Expense Charge. See "Deductions and Charges -- Premium Expense Charge."

     IMMEDIATE EFFECT OF POLICY LOANS. When we make a Policy loan, we will segregate an amount equal to the Policy loan (which includes interest payable in advance) within the Accumulation Value of your Policy and held in the Fixed Account as security for the loan. As described below, you will pay interest to us on the Policy loan, but we will also credit interest to you on the amount held in the Fixed Account as security for the loan. We will include the amount segregated in the Fixed Account as security for the Policy loan as part of the Fixed Accumulation Value under the Policy, but we will credit that amount with interest on a basis different from other amounts in the Fixed Account.

     Unless you specify differently, amounts held as security for the Policy loan will come proportionately from the Fixed Accumulation Value and the Variable Accumulation Value (with the proportions being determined as described below). We will transfer assets equal to the portion of the Policy loan coming from the Variable Accumulation Value from the Sub-Accounts of the Variable Account to the Fixed Account, THEREBY REDUCING THE ACCUMULATION VALUE HELD IN THE SUB-ACCOUNTS. We do not treat these transfers as transfers for the purposes of assessing the transfer charge or calculating the limit on the number of transfers.

     EFFECT ON INVESTMENT PERFORMANCE. Amounts coming from the Variable Account as security for Policy loans will no longer participate in the investment performance of the Variable Account. We will credit all amounts held in the Fixed Account as security for Policy loans (that is, the Loan Amount) with interest at an effective annual rate currently equal to 4.00%. WE WILL NOT CREDIT ADDITIONAL INTEREST TO THESE AMOUNTS. On the Policy Anniversary, we will allocate any interest credited on these amounts to the Fixed Account and the Variable Account according to the premium allocation then in effect. See "Payment and Allocation of Premiums -- Allocating Premiums."

     Although you may repay Policy loans in whole or in part at any time before the Insured's Age 100, Policy loans will permanently affect the Policy's potential Accumulation Value. As a result, to the extent that the Death Benefit depends upon the Accumulation Value (see "Death Benefit -- Death Benefit Options"), Policy loans will also affect the Death Benefit under the Policy. This effect could be favorable or unfavorable depending on whether the investment performance of the assets allocated to the Sub-Account(s) is less than or greater than the interest being credited on the assets transferred to the Fixed Account while the loan is outstanding. Compared to a Policy under which no loan is made, values under the Policy will be lower when such interest credited is less than the investment performance of assets held in the Sub-Account(s).

     EFFECT ON POLICY COVERAGE. We will notify you if, on any Monthly Anniversary, the Loan Amount is greater than the Accumulation Value less the then applicable Surrender Charge. If we do not receive sufficient payment within 61 days from the date we send notice to you, the Policy will lapse and terminate without value. Our written notice to you will indicate the amount of the payment required to avoid lapse. The Policy may, however, later be reinstated. See "Policy Lapse and Reinstatement."

     A Policy loan may also cause termination of the Death Benefit Guarantees, because we deduct the Loan Amount from the total premiums paid in calculating whether you have paid sufficient premiums in order to maintain the Death Benefit Guarantees. See "Death Benefit Guarantees."

     We will reduce proceeds payable upon the death of the Insured by any Loan Amount.

     INTEREST. The interest rate charged on Policy loans will be an annual rate of 5.66%, payable in advance. After the tenth Policy Year, we will charge interest at an annual rate of 3.85%, payable in advance, on that portion of your Loan Amount that is not in excess of (1) the Accumulation Value, less (2) the total of all premiums paid and all partial withdrawals. We will charge interest on any excess of this amount at the annual rate of 5.66%, payable in advance.

     Interest is payable in advance (for the rest of the Policy Year) at the time any Policy loan is made and at the beginning of each Policy Year thereafter (for that entire Policy Year). If you do not pay interest when due, we will deduct it from the Cash Surrender Value as an additional Policy loan (see "Immediate Effect of Policy Loans" above) and we will add it to the existing Loan Amount.

     Because we charge interest in advance, we will refund any interest that we have not earned to you upon lapse or surrender of the Policy or repayment of the Policy loan.

     REPAYMENT OF LOAN AMOUNT. You may repay the loan amount at any time. If not repaid, we will deduct the Loan Amount from any amount payable under the Policy. As described above, unless you provide us with notice to the contrary, we generally will treat any payments on the Policy as premium payments, which are subject to the Premium Expense Charge, rather than repayments on the Loan Amount. Any repayments on the Loan Amount will result in amounts being reallocated from the Fixed Account and to the Sub-Accounts of the Variable Account according to your current premium allocation.

     TAX CONSIDERATIONS. A Policy loan may have tax consequences depending on the circumstances of the loan. See "Federal Tax Matters -- Tax Status of the Policy."

FREE LOOK AND CONVERSION RIGHTS

FREE LOOK RIGHTS

     The Policy provides for an initial free look period during which you have a right to return the Policy for cancellation and receive a refund of all premiums paid. You must return the Policy to us or your agent and ask us to cancel the Policy by midnight of the 10th day after receiving it.

CONVERSION RIGHTS

     We provide you with an option to convert the Policy or any requested increase in Face Amount to a life insurance policy under which the benefits do not vary with the investment experience of the Variable Account. This option is made available by permitting you to transfer all or a part of your Variable Accumulation Value to the Fixed Account. If you indicate that you are making the transfer in exercise of your conversion right, we will not assess any transfer charge on the transfer, and the transfer will not count against the limit on the number of transfers. At the time of such transfer, there is no effect on the Policy's Death Benefit, Face Amount, net amount at risk, Rate Class(es) or Issue Age -- only the method of funding the Accumulation Value under the Policy will be affected. See "Death Benefit," "Accumulation Value" and Appendix A, "The

Fixed Account." We will automatically credit all future premium payments on the policy to the Fixed Account unless you request a different allocation.

ADDITIONAL INFORMATION ON THE INVESTMENTS OF THE VARIABLE ACCOUNT

INVESTMENT LIMITS


     Although the Variable Account currently consists of 37 investment options, we currently only permit you to participate in a maximum of 17 investment options over the lifetime of your Policy. You do not have to choose your investment options in advance, but once you participate in the 17th Fund since your Policy was issued, you would only be able to transfer within those 17 Funds already used and which are still available.


     The Fund shares may be available to fund benefits under both variable annuity and variable life contracts and policies. This could result in an irreconcilable conflict between the interests of the holders of the different types of variable contracts. The Funds have advised us that they will monitor for such conflicts and will promptly provide us with information regarding any such conflicts should they arise or become imminent, and we will promptly advise the Funds if we become aware of any such conflicts. If any such material irreconcilable conflict arises, we will arrange to eliminate and remedy such conflict up to and including establishing a new management investment company and segregating the assets underlying the variable policies and contracts at no cost to the holders of the policies and contracts.

     There also is a possibility that one Fund might become liable for any misstatement, inaccuracy or incomplete disclosure in another Fund's prospectus.

     The Funds distribute dividends and capital gains. However, we automatically reinvest distributions in additional Fund shares, at net asset value. The Sub-Account receives the distributions which are then reflected in the Unit Value of that Sub-Account. See "Accumulation Value."

     ReliaStar has entered into service arrangements with the managers or distributors of certain of the Funds. Under these arrangements, ReliaStar or its affiliates may receive compensation from affiliates of the Funds. This compensation is for providing administrative, recordkeeping, distribution and other services to the Funds or their affiliates. Such compensation is paid based upon assets invested in the particular Funds, or based on the aggregated net asset goals. Payments of such amounts by an affiliate or affiliates of the Funds do not increase the fees paid by the Funds or their shareholders. The percentage paid may vary from one Fund to another.

ADDITION, DELETION, OR SUBSTITUTION OF INVESTMENTS

     We reserve the right, subject to compliance with applicable law, to make additions to, deletions from, or substitutions for the shares that are held by the Variable Account or that the Variable Account may purchase.

     - We reserve the right to establish additional Sub-Accounts of the Variable Account, each of which would invest in a new Fund, or in shares of another investment company, with a specified investment objective. We may establish new Sub-Accounts when, in our sole discretion, marketing needs or investment conditions warrant, and we will make any new Sub-Accounts available to existing Policy owners on a basis we determine.

     - We may eliminate one or more Sub-Accounts, or prohibit additional new premium or transfers into a Sub-Account, if, in our sole discretion, marketing, tax, regulatory requirements or investment conditions warrant.

     - We reserve the right to eliminate the shares of any of the Funds and to substitute shares of another Fund or of another open-end, registered investment company. We will not substitute any shares attributable to your interest in a Sub-Account of the Variable Account without notice and prior approval of the SEC, to the extent required by the Investment Company Act of 1940 or other applicable law.

     Nothing contained herein shall prevent the Variable Account from:

     - Purchasing other securities of other Funds or classes of policies,

     - Permitting a conversion between Funds or classes of policies on the basis of requests made by Policy owners, or

     - Substituting the shares of one fund for shares of another fund in the event of a merger of funds or similar transaction.

     In the event of any such substitution, deletion or change, we may make appropriate changes in this and other policies to reflect such substitution, deletion or change. If you allocated all or a portion of your investments to any of the current funds that are being substituted for or deleted, you may transfer the portion of the Accumulation Value affected without paying a transfer charge.

     If we deem it to be in the best interests of persons having voting rights under the Policies, we may:

     - operate the Variable Account as a management company under the 1940 Act,

     - deregister the Variable Account under the 1940 Act in the event such registration is no longer required, or

     - combine the Variable Account with our other separate accounts.

VOTING RIGHTS

     You have the right to instruct us how to vote the Fund shares attributable to the Policy at regular meetings and special meetings of the Funds. We will vote the Fund shares held in Sub-Accounts according to the instructions received, as long as:

     - The Variable Account is registered as a unit investment trust under the Investment Company Act of 1940; and

     - The Variable Account's assets are invested in Fund shares.

     If we determine that, because of applicable law or regulation, we do not have to vote according to the voting instructions received, we will vote the Fund shares at our discretion.

     All persons entitled to voting rights and the number of votes they may cast are determined as of a record date, selected by us, not more than 90 days before the meeting of the Fund. All Fund proxy materials and appropriate forms used to give voting instructions will be sent to persons having voting interests.

     We will vote any Fund shares held in the Variable Account for which we do not receive timely voting instructions, or which are not attributable to Policy owners, in proportion to the instructions received from all Policy owners having a voting interest in the Fund. Any Fund shares held by us or any of our affiliates in general accounts will, for voting purposes, be allocated to all separate accounts having voting interests in the Fund in proportion to each account's voting interest in the respective Fund, and will be voted in the same manner as are the respective account's votes.

     Owning the Policy does not give you the right to vote at meetings of our stockholders.

     DISREGARDING VOTING INSTRUCTIONS. We may, when required by state insurance regulatory authorities, disregard voting instructions if the instructions require that the shares be voted so as to cause a change in the subclassification or investment objective of any Fund or to approve or disapprove an investment advisory contract for any Fund. In addition, we may disregard voting instructions in favor of changes initiated by a Policy owner in the investment policy or the investment adviser of any Fund if we reasonably disapprove of such changes. We would disapprove a change only if the proposed change is contrary to state law or prohibited by state regulatory authorities, or we determine that the change would have an adverse effect on the Variable Account in that the proposed investment policy for a Fund may result in speculative or unsound investments.

In the event we do disregard voting instructions, we will include a summary of that action and the reasons for such action in the next annual report to owners.


PAID-UP LIFE INSURANCE OPTIONS



     Before Age 100, if the Insured is living and the Policy is in force, you may make a written request to direct us to apply the Cash Surrender Value of the Policy to purchase paid-up life insurance. The amount by which this insurance will exceed its cash value cannot be greater than the amount by which the Policy's Death Benefit exceeds the Policy's Accumulation Value. We will pay you in cash any Cash Surrender Value not used to purchase paid-up life insurance. Any cash paid out or Policy loans forgiven may be considered a taxable event.


GENERAL PROVISIONS

OWNERSHIP

     While the Insured is alive, subject to the Policy's provisions you may:

     - Change the amount and frequency of premium payments.

     - Change the allocation of premiums.

     - Change the Death Benefit Option.

     - Change the Face Amount.

     - Make transfers between accounts.

     - Surrender the Policy for cash.

     - Make a partial withdrawal for cash.

     - Receive a cash loan.

     - Assign the Policy as collateral.

     - Change the beneficiary.

     - Transfer ownership of the Policy.

     - Enjoy any other rights the Policy allows.

PROCEEDS

     At the Insured's death, the proceeds payable include the Death Benefit then in force:

     - Plus any additional amounts provided by rider on the life of the Insured;

     - Plus any Policy loan interest that we have collected but not earned;

     - Minus any Loan Amount; and

     - Minus any unpaid Monthly Deductions.

BENEFICIARY

     You may name one or more beneficiaries on the application when you apply for the Policy. You may later change beneficiaries by written request. You may also name a beneficiary whom you cannot change without his or her consent (irrevocable beneficiary). If no beneficiary is surviving when the Insured dies, we will pay the Death Benefit to you, if surviving, or otherwise to your estate.

POSTPONEMENT OF PAYMENTS

     We generally make payments from the Variable Account for Death Benefits, cash surrender, partial withdrawal, or loans within seven days after we receive all the documents required for the payments.

     We may, however, delay making a payment when we are not able to determine the Variable Accumulation Value because (1) the New York Stock Exchange is closed, other than customary weekend or holiday closings, or the SEC restricts trading on the New York Stock Exchange, (2) the SEC by order permits postponement for the protection of Policyholders, or (3) the SEC determines that an emergency exists, which makes disposing of securities not reasonably practicable, or which makes it not reasonably practicable to determine the value of the Variable Account's net assets. We may also postpone transfers and allocations to and against any Sub-Account of the Variable Account under these circumstances.

     We may delay any of the payments that we make from the Fixed Account up to six months from the date we receive the documents required. We will pay interest at the same rate we are currently paying on proceeds at death from the date of the request to the date of payment if we delay payment more than 10 days. We will not credit any additional interest to any delayed payments.

SETTLEMENT OPTIONS

     Settlement Options are ways you can choose to have the Policy's proceeds paid. These options apply to proceeds paid:

     - At the Insured's death.

     - On total surrender of the Policy.

     We pay the proceeds to one or more payees. We may pay the proceeds in a lump sum or we may apply the proceeds to one of the following Settlement Options. You may request that we use a combination of Options. You must apply at least $2,500 to any option for each payee under that Option. Under an installment Option, each payment must be at least $25. We may adjust the interval to make each payment at least $25.

     Proceeds applied to any Option no longer earn interest at the rate applied to the Fixed Account or participate in the investment performance of the Funds.

     Option 1 -- Proceeds are left with us to earn interest. Withdrawals and any changes are subject to our approval.

     Option 2 -- Proceeds and interest are paid in equal installments of a specified amount until the proceeds and interest are all paid.

     Option 3 -- Proceeds and interest are paid in equal installments for a specified period until the proceeds and interest are all paid.

     Option 4 -- The proceeds provide an annuity payment with a specified number of months "certain." The payments are continued for the life of the primary payee. If the primary payee dies before the certain period is over, the remaining payments are paid to a contingent payee.

     Option 5 -- The proceeds provide a life income for two payees. When one payee dies, the surviving payee receives two-thirds of the amount of the joint monthly payment for life.

     Option 6 -- The proceeds are used to provide an annuity based on the rates in effect when the proceeds are applied. We do not apply this Option if a similar option would be more favorable to the payee at that time.

     INTEREST ON SETTLEMENT OPTIONS. We base the interest rate for proceeds applied under Options 1 and 2 on the interest rate we declare on funds that we consider to be in the same classification based on the Option, restrictions on withdrawal, and other factors. The interest rate will never be less than an effective annual rate of 2.00%.

     In determining amounts we pay under Options 3 and 4, we assume interest at an effective annual rate of 2.00%. Also, for Option 3 and "certain" periods under Option 4, we credit any excess interest we may declare on funds that we consider to be in the same classification based on the Option, restrictions on withdrawal, and other factors.

INCONTESTABILITY

     After the Policy has been in force during the Insured's lifetime for two years from the Policy's Issue Date, we cannot claim the Policy is void or refuse to pay any proceeds unless the Policy terminated before the death of the Insured.

     If you make a Face Amount increase or a premium payment which requires proof of insurability, the corresponding Death Benefit increase has its own two-year contestable period measured from the date of the increase.

     If the Policy is reinstated, we measure the contestable period from the date of reinstatement with respect to statements made on the application for reinstatement.

MISSTATEMENT OF AGE AND SEX

     If the Insured's Age or sex or both are misstated (except where unisex rates apply), the Death Benefit will be the amount that the most recent cost of insurance would purchase using the current cost of insurance rate for the correct Age and sex.

SUICIDE


     If the Insured commits suicide within two years of the Policy's Issue Date, we do not pay the Death Benefit. Instead, we will refund all premiums paid, minus the Loan Amount and any partial withdrawals.


     If you make a Face Amount increase or a premium payment which requires proof of insurability, the corresponding Death Benefit increase has its own two-year suicide limitation for the proceeds associated with that increase. If the Insured commits suicide within two years of the effective date of the increase, we pay the Death Benefit prior to the increase and refund the cost of insurance for that increase.

TERMINATION

     The Policy terminates when any of the following occurs:

     -  The Policy lapses. See "Policy Lapse and Reinstatement."

     -  The Insured dies.

     -  You surrender the Policy for its Cash Surrender Value.

     - We amend the Policy according to the amendment provision described below and you do not accept the amendment.

AMENDMENT

     We reserve the right to amend the Policy, in order to include any future changes relating to the following:

     -  Any SEC rulings and regulations.

     - The Policy's qualification for treatment as a life insurance policy under the following:

          -- The Code.

          -- Internal Revenue Service rulings and regulations.

          -- Any requirements imposed by the Internal Revenue Service.

REPORTS

     ANNUAL STATEMENT. We will send you an Annual Statement once each year free of charge, showing the Face Amount, Death Benefit, Accumulation Value, Cash Surrender Value, Loan Amount, premiums paid, Planned Periodic Premiums, interest credits, partial withdrawals, transfers, and charges since the last statement.

     Additional statements are available upon request. We may make a charge not to exceed $50.00 for each additional Annual Statement you request.

     PROJECTION REPORT. Upon request, we will provide you a report projecting future results based on the Death Benefit Option you specify, the Planned Periodic Premiums you specify, the Accumulation Value of your Policy at the end of the prior Policy Year. We may make a charge not to exceed $50.00 for each Projection Report you request.

     OTHER REPORTS. The Company will mail to you at your last known address of record at least annually a report containing such information as may be required by any applicable law. To reduce expenses, only one copy of most financial reports and prospectuses will be mailed to your household, even if you or other persons in your household have more than one contract issued by ReliaStar Life Insurance Company of New York or an affiliate. Call 1-800-456-6965 if you need additional copies of financial reports, prospectuses, historical account information, or annual or semi-annual reports, or if you would like to receive one copy for each contract in all future mailings.

DIVIDENDS

     The Policy does not entitle you to participate in our surplus. We do not pay you dividends under the Policy.

     The Sub-Account receives any dividends paid by the related Fund. Any such dividend is credited to you through the calculation of the Sub-Account's daily Unit Value.

COLLATERAL ASSIGNMENT

     You may assign the benefits of the Policy as collateral for a debt. This limits your rights to the Cash Surrender Value and the beneficiary's rights to the proceeds. An assignment is not binding on us until we receive written notice.

OPTIONAL INSURANCE BENEFITS

     The Policy can include additional benefits, in the form of riders to the Policy, if our requirements for issuing such benefits are met. We currently offer the following benefit riders:

     ACCELERATED BENEFIT RIDER. Under certain circumstances we may pay a part of the Death Benefit to you when the Insured has been diagnosed as having a terminal illness. See "Accelerated Benefit Rider."

     ACCIDENTAL DEATH BENEFIT RIDER. Provides an additional benefit if the Insured dies from an accidental injury.

     ADDITIONAL INSURED RIDER. Provides level term coverage for the Insured's spouse, or a child of the Insured.

     WAIVER OF MONTHLY DEDUCTION RIDER. The Monthly Deduction for the Policy is waived while the Insured is totally disabled under the terms of the rider.

     COST OF LIVING INCREASE RIDER. Provides optional increases in Face Amount on the life of the Insured every two years based on the cost of living without evidence of insurability.

     TOTAL DISABILITY SPECIFIED PREMIUM RIDER. Contributes a specified amount of premium to the Policy each month while the Insured is totally disabled under the terms of the rider.

     TERM RIDER (TR). Provides a level term life insurance benefit on the death of the Insured if death occurs prior to Age 80. The cost of insurance rates are expected to be the same as for the base Policy. The Monthly Amount Charge Rate is lower than for equivalent coverage provided by a base Policy. The Term Rider does not have a Surrender Charge.

     The TR may be exchanged for an Increase in the base Face Amount. The exchange will not require evidence of insurability if it is made at Age 80, or when the Death Benefit is equal to the Accumulation Value multiplied by the Corridor percentage. The Increase will not have a Surrender Charge. The Cost of Insurance and Monthly Amount Charge Rates for the Increase will be based on the Age, Sex, Rate Class, and Effective Date of the Term Rider.

     The Extended Death Benefit Guarantee will be shortened when the Term Rider is attached to a Policy.

     There may be times when it will be to your economic advantage to include a significant portion of your insurance coverage under a term rider. In some other circumstances, it may be in your interest to obtain a Policy without Term Rider coverage. These circumstances depend on many factors, including the premium levels and amount and duration of coverage you choose, as well as the age, sex, and rate class of the insured.

FEDERAL TAX MATTERS

INTRODUCTION

     The following summary provides a general description of the Federal income tax considerations associated with the Policy and does not purport to be complete or to cover all tax situations. This discussion is not intended as tax advice. Counsel or other competent tax advisors should be consulted for more complete information. This discussion is based upon our understanding of the present Federal income tax laws. No representation is made as to the likelihood of continuation of the present Federal income tax laws or as to how they may be interpreted by the Internal Revenue Service (the "IRS").

     Any qualified plan contemplating the purchase of a life policy should consult a tax advisor.

TAX STATUS OF THE POLICY

     In order to qualify as a life insurance contract for Federal income tax purposes and to receive the tax treatment normally accorded life insurance contracts under Federal tax law, a Policy must satisfy certain requirements which are set forth in the Internal Revenue Code. Guidance as to how these requirements are to be applied is limited. Nevertheless, the Company believes that a Policy issued on the basis of a standard risk class should satisfy the applicable requirements. There is less guidance with respect to Policies issued on a substandard basis (i.e., a premium class involving higher than standard mortality risk), and it is not clear whether such a Policy would satisfy the applicable requirements, particularly if the owner pays the full amount of premiums permitted under the Policy. If it is subsequently determined that a Policy does not satisfy the applicable requirements, the Company may take appropriate steps to bring the Policy into compliance with such requirements and reserves the right to restrict Policy transactions in order to do so.

     In certain circumstances, owners of variable life insurance contracts have been considered for Federal income tax purposes to be the owners of the assets of the variable account supporting their policies due to their ability to exercise investment control over these assets. Where this is the case, the Policy owners have been currently taxed on income and gains attributable to the variable account assets. There is little guidance in this area, and some features of the Policies, such as the flexibility of an owner to allocate premium payments and Policy Accumulation Values, have not been explicitly addressed in published rulings. While the Company believes that the Policies do not give owners investment control over Variable Account assets, the Company reserves the right to modify the Policies as necessary to prevent an owner from being treated as the owner of the Variable Account assets supporting the Policy.

     In addition, the Code requires that the investments of the Variable Account be "adequately diversified" in order for the Policies to be treated as life insurance contracts for Federal income tax purposes. It is intended that the Variable Account, through the Funds, will satisfy these diversification requirements.

     The following discussion assumes that the Policy will qualify as a life insurance contract for Federal income tax purposes.

TAX TREATMENT OF POLICY BENEFITS

     IN GENERAL. The Company believes that the Death Benefit under a Policy should be excludible from the gross income of the Beneficiary. Federal, state and local transfer, and other tax consequences of ownership or receipt of Policy proceeds depend on the circumstances of each owner or beneficiary. A tax advisor should be consulted on these consequences.

     Generally, the owner will not be deemed to be in constructive receipt of the Policy Accumulation Value until there is a distribution. When distributions from a Policy occur, including payments arising from any maturity benefits, or when loans are taken out from or secured by (e.g., by assignment) a Policy, the tax consequences depend on whether the Policy is classified as a "Modified Endowment Contract."

     MODIFIED ENDOWMENT CONTRACTS. Under the Internal Revenue Code, certain life insurance contracts are classified as "Modified Endowment Contracts," with less favorable tax treatment than other life insurance contracts. Due to the flexibility of the Policies as to premiums and benefits, the individual circumstances of each Policy will determine whether it is classified as a Modified Endowment Contract. The rules are too complex to be summarized here, but generally depend on the amount of premiums paid during the first seven Policy Years. Certain changes in a Policy after it is issued could also cause it to be classified as a Modified Endowment Contract. A current or prospective owner should consult with a competent advisor to determine whether a Policy transaction will cause the Policy to be classified as a Modified Endowment Contract. The Company will monitor the Policies, however, and will attempt to notify an owner on a timely basis if it believes that such owner's Policy is in jeopardy of becoming a Modified Endowment Contract.

     DISTRIBUTIONS FROM MODIFIED ENDOWMENT CONTRACTS. Policies classified as Modified Endowment Contracts are subject to the following tax rules:

     (1) All distributions, including distributions upon surrender and withdrawals, will be treated as ordinary income subject to tax up to an amount equal to the excess (if any) of the unloaned Policy Accumulation Value (Cash Surrender Value for surrenders) immediately before the distribution plus prior distributions over the Policy owner's total investment in the Policy at that time. "Total investment in the Policy" means the aggregate amount on any premiums or other considerations paid for a Policy, plus any previously taxed distributions, minus any credited dividends.

     (2) Loans taken from or secured by (e.g., by assignment) such a Policy are treated as distributions and taxed accordingly.

     (3) A 10 percent additional income tax is imposed on the amount included in income except where distribution is made when the Policy owner has attained age 59 1/2 or is disabled, or where the distribution is part of a series of substantially equal periodic payments for the life (or life expectancy) of the Policy owner or the joint lives (or joint life expectancies) of the Policy owner and the Policy owner's beneficiary or designated beneficiary.

     DISTRIBUTIONS FROM POLICIES THAT ARE NOT MODIFIED ENDOWMENT
CONTRACTS. Distributions from a Policy that is not a Modified Endowment Contract are generally treated first as a recovery of a Policy owner's investment in the Policy and only after the recovery of all investments in the Policy as taxable income. However, certain distributions which must be made in order to enable the Policy to continue to qualify as a life insurance contract for Federal income tax purposes if Policy benefits are reduced during the first 15 Policy Years may be treated in whole or in part as ordinary income subject to tax.

     Loans from or secured by a Policy that is not a Modified Endowment Contract are not treated as distributions, except that upon a lapse of a Policy any outstanding Policy loan will be deemed to be distributed.

     Finally, neither distributions from nor loans from or secured by a Policy that is not a modified Endowment Contract are subject to the 10 percent additional tax.

     POLICY LOANS. In general, interest on a loan from a Policy will not be deductible. Before taking out a Policy loan, a Policy owner should consult a tax advisor as to the tax consequences.

     MULTIPLE POLICIES. All Modified Endowment Contracts that we (or our affiliates) issue to the same Policy owner during any calendar year are treated as one Modified Endowment Contract for purposes of determining the amount includible in the Policy owner's income when a taxable distribution occurs.

TAXATION OF RELIASTAR LIFE INSURANCE COMPANY OF NEW YORK

     We do not initially expect to incur any income tax burden upon the earnings or the realized capital gains attributable to the Variable Account. Based on this expectation, we currently make no charge to the Variable Account for Federal income taxes which may be attributable to the Account. If, however, we determine that we may incur such tax burden, we may assess a charge for such burden from the Variable Account.

     We may also incur state and local taxes, in addition to premium taxes, in several states. At present these taxes are not significant. If there is a material change in state or local tax laws, we may make charges for such taxes, if any, attributable to the Variable Account.

POSSIBLE CHANGES IN TAXATION

     Although the likelihood of legislative changes is uncertain, there is always the possibility that the tax treatment of the Policy could change by legislation or other means. Moreover, it is also possible that any change could be retroactive (that is, effective prior to the date of the change). You should consult a tax advisor with respect to legislative developments and their effect on the Policy.

OTHER CONSIDERATIONS

     The foregoing discussion is general and is not intended as tax advice. Any person concerned about these tax implications should consult a competent tax advisor. This discussion is based on our understanding of the present Federal income tax laws as they are currently interpreted by the IRS. We make no representation as to the likelihood of continuation of these current laws and interpretations. In addition, the foregoing discussion is not exhaustive and special rules not described in this Prospectus may be applicable in certain situations. Moreover, we have made no attempt to consider any applicable state or other tax laws.

LEGAL DEVELOPMENTS REGARDING EMPLOYMENT-RELATED BENEFIT PLANS

     The Policy is based on actuarial tables which distinguish between men and women and therefore provide different benefits to men and women of the same Age. Employers and employee organizations should consider, in consultation with legal counsel, the impact of the Supreme Court decision of July 6, 1983 in Arizona Governing Committee v. Norris. That decision stated that optional annuity benefits provided under an employee's deferred compensation plan could not, under Title VII of the Civil Rights Act of 1964, vary between men and women on the basis of sex. Employers and employee organizations should also consider, in consultation with legal counsel, the impact of Title VII generally, and comparable state laws that may be applicable, on any employment-related insurance or benefit plan for which a Policy may be purchased.

     Because of the Norris decision, the charges under the Policy that vary depending on sex may in some cases not vary on the basis of the Insured's sex. Unisex rates to be provided by us will apply, if requested on the application, for tax-qualified plans and those plans where an employer believes that the Norris decision applies.

DISTRIBUTION OF THE POLICIES

     We intend to sell the policies in all jurisdictions where we are licensed.

     The Policies will be distributed by the general distributor, Washington Square Securities, Inc. ("WSSI"), a Minnesota corporation, which is an affiliate of ours. WSSI located at 20 Washington Avenue South, Minneapolis, Minnesota, 55401 is a securities broker-dealer organized on April 26, 1968 registered with the SEC and is a member of the National Association of Securities Dealers, Inc. ("NASD"). It is primarily a mutual funds dealer and has dealer agreements under which it markets shares of many mutual funds. It also markets limited partnerships and other tax-sheltered or tax-deferred investments, and acts as general distributor (principal underwriter) for variable annuity products issued by us. The Policies may also be sold through other broker-dealers authorized by WSSI and applicable law to do so. Registered representatives of such broker-dealers may be paid on a different basis than described below.

     The Policies will be sold by licensed insurance agents who are also registered representatives of broker-dealers registered with the SEC under the Securities Exchange Act of 1934 who are members of the NASD. Registered representatives who sell the Policies will receive commissions based on a commission schedule. In the first Policy Year, commissions generally will be no more than 55% of the premiums paid up to the Extended Minimum Monthly Premium, plus no more than 3% of any additional premium. In any subsequent Policy Year, commissions generally will be no more than 3% of premiums paid in that year. We will pay corresponding commissions upon a requested increase in Face Amount. In addition, we may pay a commission of .60% of the average monthly Accumulation Value during each Policy Year. Further, registered representatives may be eligible to receive certain overrides, and other benefits based on the amount of earned commissions.


     For all Policies which use the ReliaStar Life Insurance Company of New York Variable Life Separate Account I, the aggregate amount paid to WSSI under our Distribution Agreement was $1,312,274 in 2000, $1,345,813 in 1999, and $837,517
in 1998.


MANAGEMENT

     The following is a list of current directors and executive officers of the Company, their principal occupation and business experience.


                                                   PRINCIPAL OCCUPATION
   DIRECTORS AND OFFICERS                        AND BUSINESS EXPERIENCE
   ----------------------      ------------------------------------------------------------
William D. Bonneville(3)       Executive Vice President and Chief Administrative Officer of
                               ReliaStar Life Insurance Company of New York since 2000;
                               Senior Vice President and Chief Administrative Officer of
                               ReliaStar Life Insurance Company of New York from 1998 to
                               2000; Vice President of ReliaStar Life Insurance Company of
                               New York (formerly known as ReliaStar Bankers Security Life
                               Insurance Company) from 1996 to 1998; Vice President of
                               North Atlantic Life Insurance Company from 1992 to 1995
                               until its merger into ReliaStar Life Insurance Company of
                               New York.
Stephen A. Carb(1)             Partner of Carb, Luria, Glassner, Cook & Kufeld LLP (New
                               York law firm) since 1962.
Paula Cludray-Engelke(3)       Secretary of Ameribest Life Insurance Company, Equitable
                               Life Insurance Company of Iowa, First Columbine Life
                               Insurance Company, Golden American Life Insurance Company,
                               Life Insurance Company of Georgia, Midwestern United Life
                               Insurance Company, Security Life of Denver Insurance
                               Company, Southland Life Insurance Company, United Life and
                               Annuity Insurance Company and Washington Square Securities,
                               Inc. since 2001; Secretary of Northern Life Insurance
                               Company, ReliaStar Life Insurance Company, ReliaStar Life
                               Insurance Company of New York and Security-Connecticut Life
                               Insurance Company since 2000; Secretary of Aetna Insurance
                               Company of America and Aetna Life Insurance and Annuity
                               Company since 2001; Assistant Secretary of Aetna Insurance
                               Company of America and Aetna Life Insurance and Annuity
                               Company since 2000.

                                                   PRINCIPAL OCCUPATION
   DIRECTORS AND OFFICERS                        AND BUSINESS EXPERIENCE
   ----------------------      ------------------------------------------------------------
James G. Cochran(3)            Executive Vice President of ReliaStar Life Insurance Company
                               of New York since 1997; Vice President of ReliaStar Life
                               Insurance Company in 1999; Senior Vice President of
                               ReliaStar United Services Life Insurance Company from 1990 to 1996 until its merger into ReliaStar Life Insurance
                               Company.
R. Michael Conley(1)           Retired 1998; Senior Vice President of ReliaStar Financial
                               Corp. from 1991 to 1998; Senior Vice President, ReliaStar
                               Employee Benefits of ReliaStar Life Insurance Company from
                               1988 to 1998; President of NWNL Benefits Corporation from
                               1988 to 1998; Executive Vice President of ReliaStar Life
                               Insurance Company of New York 1996 to 1998; Director of
                               ReliaStar Life Insurance Company of New York.
Richard R. Crowl(2)            Senior Vice President, General Counsel and Secretary of
                               ReliaStar Financial Corp. since 1996; Senior Vice President and General Counsel of Security-Connecticut Life Insurance
                               Company since 1997; Senior Vice President and General
                               Counsel of ReliaStar Life Insurance Company, Northern Life
                               Insurance Company, and ReliaStar Life Insurance Company of
                               New York since 1996; Senior Vice President and General
                               Counsel of ReliaStar United Services Life Insurance Company
                               from 1996 to 1998 at which time this company merged into
                               ReliaStar Life Insurance Company; Senior Vice President and
                               General Counsel of ReliaStar Investment Research, Inc.
                               (formerly known as Washington Square Advisers, Inc.) since
                               1986; Vice President and Associate General Counsel of
                               ReliaStar Financial Corp. from 1989 to 1996; Vice President and Associate General Counsel of ReliaStar Life Insurance
                               Company from 1985 to 1996; Director of various subsidiaries of ING America Insurance Holdings, Inc.
James R. Gelder(2)             Chief Executive Officer, U.S. Life Group of ReliaStar Life
                               Insurance Company, Security Life of Denver Insurance
                               Company, Equitable Life Insurance Company of Iowa,
                               Midwestern United Life Insurance Company and Southland Life
                               Insurance Company since 2001; Senior Vice President,
                               ReliaStar Financial Corp. since 2000; President and Chief
                               Executive Officer of ReliaStar Life Insurance Company of New
                               York since 1999; Senior Vice President of ReliaStar Life
                               Insurance Company from 1999 to 2001; Executive Vice
                               President of ReliaStar Life Insurance Company of New York
                               from 1998 to 1999; President of Security-Connecticut Life
                               Insurance Company since 1998; Chief Executive Officer of
                               Security-Connecticut Life Insurance Company from 1998 to
                               2001; Executive Vice President and Chief Operating Officer
                               of Security-Connecticut Life Insurance Company from 1997 to
                               1998; Vice President of ReliaStar Life Insurance Company
                               from 1994 to 1999; Director and Officer of various
                               subsidiaries of ReliaStar Financial Corp.
Ambassador Ulric Haynes,
  Jr.(1)                       Dean of the School of Business and Executive Dean for
                               University International Relations of Hofstra University
                               since 1991; Director of DYNAX Solutions, Inc. from 2000 to present; Director of INNCOM International Inc. from 1999 to present; Director of Pall Corporation from 1994 to present;
                               Director of HSBC USA Inc. (formerly Marine Midland Bank)
                               from 1969 to present.

                                                   PRINCIPAL OCCUPATION
   DIRECTORS AND OFFICERS                        AND BUSINESS EXPERIENCE
   ----------------------      ------------------------------------------------------------
Wayne R. Huneke(2)             Chief Financial Officer, Aetna Insurance Company of America,
                               Aetna Life Insurance and Annuity Company, Ameribest Life
                               Insurance Company, Equitable Life Insurance Company of Iowa,
                               First Columbine Life Insurance Company, Golden American Life
                               Insurance Company, Life Insurance Company of Georgia,
                               Midwestern United Life Insurance Company, Security Life of
                               Denver Insurance Company, Southland Life Insurance Company
                               and USG Annuity & Life Company since 2001; Vice President
                               and Chief Financial Officer, ReliaStar Life Insurance
                               Company of New York since 2000; Director of Ameribest Life
                               Insurance Company, Equitable Life Insurance Company of Iowa,
                               First Columbine Life Insurance Company, Golden American Life
                               Insurance Company, Life Insurance Company of Georgia,
                               Midwestern United Life Insurance Company, Security Life of
                               Denver Insurance Company, Southland Life Insurance Company,
                               USG Annuity & Life Company and United Life and Annuity
                               Insurance since 2001; Chief Financial Officer, ING North
                               America Insurance Corporation since 2000; Chief Financial
                               Officer, ING America Insurance Holdings, Inc. since 2000;
                               Director of Aetna Insurance Company of America, Aetna Life
                               Insurance and Annuity Company, Aetna Retirement Holdings,
                               Inc. and Aetna Retirement Services, Inc. since 2000; Senior
                               Executive Vice President of ReliaStar Financial Corp. and
                               ReliaStar Life Insurance Company since 1999; Senior Vice
                               President of ReliaStar Financial Corp. and ReliaStar Life
                               Insurance Company from 1994 to 1999; Director of ReliaStar
                               Life Insurance Company and ReliaStar Life Insurance Company
                               of New York since 1995; Chief Financial Officer and
                               Treasurer of ReliaStar Financial Corp. and ReliaStar Life
                               Insurance Company from 1994 to 1997.
Mark S. Jordahl(2)             Vice President and Chief Investment Officer, ReliaStar Life
                               Insurance Company of New York since 2000; Vice President and
                               Chief Investment Officer of Northern Life Insurance Company
                               since 2000; President and Chief Executive Officer of
                               ReliaStar Investment Research, Inc. since 1998; Senior Vice
                               President and Chief Investment Officer of ReliaStar Life
                               Insurance Company and ReliaStar Financial Corp. since 1998;
                               Senior Vice President of Security-Connecticut Life Insurance
                               Company since 1998; Chief Investment Officer of
                               Security-Connecticut Life Insurance Company since 2000; Vice
                               President of ReliaStar Life Insurance Company and ReliaStar
                               Financial Corp from 1987 to 1998.
Kenneth U. Kuk(2)              Executive Vice President of ReliaStar Financial Corp. and
                               ReliaStar Life Insurance Company since 1999; Senior Vice
                               President of ReliaStar Financial Corp. and ReliaStar Life
                               Insurance Company from 1996 to 1999; Vice President of
                               ReliaStar Life Insurance Company from 1996 to 1998; Vice
                               President of ReliaStar Financial Corp. from 1991 to 1998;
                               President of Washington Square Advisers, Inc. from 1995 to
                               1998; Chairman of ReliaStar Mortgage Corporation from 1988 to 1998; Director of ReliaStar Life Insurance Company of New
                               York.

                                                   PRINCIPAL OCCUPATION
   DIRECTORS AND OFFICERS                        AND BUSINESS EXPERIENCE
   ----------------------      ------------------------------------------------------------
James R. Miller(2)             Senior Vice President of ReliaStar Life Insurance Company
                               since 2000; Senior Vice President, Chief Financial Officer and Treasurer, of ReliaStar Life Insurance Company from 1997 to 2000; Senior Vice President and Chief Financial Officer
                               of ReliaStar Financial Corp. since 2000; Senior Vice
                               President, Treasurer and Chief Financial Officer of
                               ReliaStar Financial Corp. from 1997 to 2000; Senior Vice
                               President, Chief Financial Officer and Treasurer of
                               ReliaStar Financial Corp. and ReliaStar Life insurance
                               Company since 1997; Executive Vice President and Chief
                               Operating Officer of Northern Life Insurance Company from
                               1992 to 1997; Vice President of ReliaStar Financial Corp.
                               from 1985 to 1992; Director of ReliaStar Life Insurance
                               Company from 1997 to 2000; Director, Vice President and
                               Controller of ReliaStar Life Insurance Company of New York
                               since 1998.
Fioravante G. Perrotta(1)      Retired 1996; Formerly Senior Partner of Rogers & Wells (New
                               York law firm) since 1970.
Roger D. Roenfeldt(3)          Executive Vice President and Chief Operating Officer of
                               ReliaStar Life Insurance Company of New York since 1997;
                               Executive Vice President and Chief Operating Officer of
                               Lincoln Security Life Insurance Company from 1996 to 1997
                               until its merger into ReliaStar Life Insurance Company of
                               New York; President and Chief Executive Officer of The R.E.
                               Lee Group/US, Inc. from 1991 to 1996.
Robert C. Salipante(2)         Chief Operating Officer, ReliaStar Life Insurance Company
                               since 2001; Chief Executive Officer of Ameribest Life
                               Insurance Company, Equitable Life Insurance Company of Iowa,
                               Golden American Life Insurance Company, Midwestern United
                               Life Insurance Company, Security Life of Denver Insurance
                               Company, Security-Connecticut Life Insurance Company,
                               Southland Life Insurance Company, United Life and Annuity
                               Insurance Company, and USG Annuity & Life Company since
                               2001; Director of Ameribest Life Insurance Company,
                               Equitable Life Insurance Company of Iowa, First Columbine
                               Life Insurance Company, Golden American Life Insurance
                               Company, Life Insurance Company of Georgia, Midwestern
                               United Life Insurance Company, Northern Life Insurance
                               Company, ReliaStar Life Insurance Company, Security Life of
                               Denver Insurance Company, Security-Connecticut Life
                               Insurance Company, Southland Life Insurance Company, USG
                               Annuity & Life Company and United Life and Annuity Insurance
                               since 2001; Chief Executive Officer, ING North America
                               Insurance Corporation since 2000; Director of Aetna
                               Insurance Company of America, Aetna Life Insurance and
                               Annuity Company, Aetna Retirement Holdings, Inc., and Aetna
                               Retirement Services, Inc., since 2000; Chairman of
                               Security-Connecticut Life Insurance Company since 2000;
                               President and Chief Operating Officer of ReliaStar Financial
                               Corp. since 1999; President and Chief Operating Officer of
                               ReliaStar Life Insurance Company from 1999 to 2001; Senior
                               Vice President of ReliaStar Financial Corp. and ReliaStar
                               Life Insurance Company from 1996 to 1999; Vice Chairman of
                               ReliaStar Life Insurance Company of New York since 1999;
                               President and Chief Executive Officer of ReliaStar Life
                               Insurance Company of New York from 1998 to 1999; Senior Vice
                               President of ReliaStar Financial Corp. from 1994 to 1996;
                               Senior Vice President and Chief Financial Officer of
                               ReliaStar Financial Corp. from 1992 to 1994; Director and
                               Officer of various subsidiaries of ReliaStar Financial Corp.

                                                   PRINCIPAL OCCUPATION
   DIRECTORS AND OFFICERS                        AND BUSINESS EXPERIENCE
   ----------------------      ------------------------------------------------------------
John G. Turner(2)              Director and Vice Chairman, ING America Insurance Holdings,
                               Inc. since 2000; Chairman and Chief Executive Officer of
                               ReliaStar Financial Corp. and ReliaStar Life Insurance
                               Company since 1993; Chairman of ReliaStar United Services
                               Life Insurance Company from 1995 until its merger with
                               ReliaStar Life Insurance Company in 1998; Chairman of
                               ReliaStar Life Insurance Company of New York since 1995;
                               Chairman of Northern Life Insurance Company since 1992;
                               Director and Officer of various subsidiaries of ReliaStar
                               Financial Corp.
Charles B. Updike(1)           Partner of Schoeman, Marsh & Updike (New York law firm)
                               since 1976.
Ross M. Weale(1)               President of Waccabuc Enterprise, Inc. (New York management consulting firm) since 1996; President and Chief Executive
                               Officer of Country Bank (financial institution) from 1986 to
                               1996.


---------------
(1) Director of ReliaStar Life Insurance Company of New York

(2) Director and Officer of ReliaStar Life Insurance Company of New York

(3) Officer of ReliaStar Life Insurance Company of New York

The Executive Committee of our Board of Directors consists of Directors Turner, Salipante, Huneke, Updike, and Weale.

The Compliance Committee of our Board of Directors consists of Directors Weale, Carb, Conley, Haynes, Perrotta and Updike.


     The following is a list of the current directors and executive officers of the principal underwriter and their business addresses:



NAME AND PRINCIPAL
BUSINESS ADDRESS                                  POSITION AND OFFICES
------------------                                --------------------
Michael J. Dubes*                Chairman, Executive Vice President and Director
Brian Nygaard                    Director
  3424 Peachtree Road NE
  Suite 1900
  Atlanta, Georgia 30326
Gene Grayson*                    Vice President, National Sales and Marketing
Paula Cludray-Engelke            Secretary
Daniel S. Kuntz*                 Assistant Vice President, Chief Financial Officer and
                                 Treasurer
Seth Schwartz*                   Vice President and Compliance Officer
Kenneth Severud*                 Vice President and Chief Operating Officer
Loralee A. Renelt*               Assistant Secretary
Allen Kidd                       Assistant Secretary
  222 North Arch Road
  Richmond, Virginia 23236


---------------
* 20 Washington Avenue South, Minneapolis, Minnesota 55401

STATE REGULATION

     We are subject to the laws of the State of New York governing insurance companies and to regulation and supervision by the Insurance Department of the State of New York. We file an annual statement in a prescribed form with the Insurance Department each year, and in each state we do business, covering our operations for the preceding year and our financial condition as of the end of that year. Our books and accounts are subject to review by the Insurance Department and a full examination of our operations is conducted periodically (usually every three years) by the National Association of Insurance Commissioners. This regulation does not, however, involve supervision or management of our investment practices or policies.

     In addition, we are subject to regulation under the insurance laws of other jurisdictions in which we operate.

LEGAL PROCEEDINGS

     The Variable Account is not a party to any pending legal proceedings. The Company is a defendant in various lawsuits in connection with the normal conduct of its insurance operations. Some of the claims seek to be granted class action status and many of the claims seek both compensatory and punitive damages. In the opinion of management, the ultimate resolution of such litigation will not have a material adverse impact to the financial position of the Company.

BONDING ARRANGEMENTS

     The Company maintains an insurance company blanket bond providing $25,000,000 coverage for our officers and employees and those of Washington Square Securities, Inc., (WSSI), subject to a $500,000 deductible.

LEGAL MATTERS


     Legal matters in connection with the Variable Account and the Policy described in this Prospectus have been passed upon by Michael S. Fisher, Esquire, Attorney for the Company.


EXPERTS

     The financial statements of ReliaStar Life Insurance Company of New York Variable Life Separate Account I as of and for the years ended December 31, 2000, and December 31, 1999 and December 31, 1998 and the annual financial statements of ReliaStar Life Insurance Company of New York as of December 31, 2000 and for the two years then ended included in this Prospectus have been audited by independent auditors, as stated in their reports which are included herein, and have been so included in reliance upon the reports of such firms given upon their authority as experts in accounting and auditing. Year 2000
financial statements were audited by           , and previous financial
statements were audited by           .


     Actuarial matters included in this Prospectus have been examined by Craig
A. Krogstad, F.S.A., M.A.A.A., as stated in the opinion filed as an exhibit to the Registration Statement.


REGISTRATION STATEMENT CONTAINS FURTHER INFORMATION

     A Registration Statement has been filed with the SEC under the Securities Act of 1933 with respect to the Policies. This Prospectus does not contain all information included in the Registration Statement, its amendments and exhibits. For further information concerning the Variable Account, the Funds, the Policies and us, please refer to the Registration Statement.

     Statements in this Prospectus concerning provisions of the Policy and other legal documents are summaries. Please refer to the documents as filed with the SEC for a complete statement of the provisions of those documents.

     Information may be obtained from the SEC's principal office in Washington, D.C., for a fee it prescribes, or examined there without charge.

FINANCIAL STATEMENTS

     The financial statements for the Variable Account reflect the operations of the Variable Account as of and for the years ended December 31, 2000, December 31, 1999 and December 31, 1998. The financial statements are audited. The periods covered are not necessarily indicative of the longer term performance of the assets held in the Variable Account.

     The financial statements of ReliaStar Life Insurance Company of New York which are included in this Prospectus should be distinguished from the financial statements of the Variable Account and should be considered only as bearing upon the ability of ReliaStar Life Insurance Company of New York to meet its obligations under the Policies. They should not be considered as bearing on the investment performance of the assets held in the Variable Account. These financial statements are as of December 31, 2000 and for each of the two years in the period ended December 31, 2000. The periods covered are not necessarily indicative of the longer term performance of the Company.

             [FINANCIALS TO BE SUPPLIED BY PRE-EFFECTIVE AMENDMENT]

                                   APPENDIX A

                               THE FIXED ACCOUNT

     The Fixed Account consists of all of our assets other than those in our separate accounts. We have complete ownership and control of all of the assets of the Fixed Account.

     Because of exemptions and exclusions contained in the Securities Act of 1933 and the Investment Company Act of 1940, the Fixed Account has not been registered under these acts. Neither the Fixed Account nor any interest in it is subject to the provisions of these acts and as a result the SEC has not reviewed the disclosures in this Prospectus relating to the Fixed Account. However, disclosures relating to the Fixed Account are subject to generally applicable provisions of the federal securities laws relating to the accuracy and completeness of statements made in prospectuses.

     We guarantee both principal and interest on amounts credited to the Fixed Account. We credit interest at an effective annual rate of at least 4%, independent of the investment experience of the Fixed Account. From time to time, we may guarantee interest at a rate higher than 4%.

     ANY INTEREST CREDITED TO AMOUNTS ALLOCATED TO THE FIXED ACCOUNT IN EXCESS OF 4% PER YEAR WILL BE DETERMINED AT OUR SOLE DISCRETION. YOU ASSUME THE RISK THAT INTEREST CREDITED TO THE FIXED ACCOUNT MAY NOT EXCEED THE MINIMUM GUARANTEE OF 4% FOR A GIVEN YEAR.

     We do not use a specific formula for determining excess interest credits. However, we consider the following:

     - General economic trends,
     - Rates of return currently available on our investments,
     - Rates of return anticipated in our investments, regulatory and tax factors, and
     - Competitive factors.

     We are not aware of any statutory limitations to the maximum amount of interest we may credit and our Board of Directors has not set any limitations.

     The Fixed Accumulation Value of the Policy is the sum of the Net Premiums credited to it in the Fixed Account. It is increased by transfers and Loan Amounts from the Variable Account, and interest credits. It is decreased by Monthly Deductions and partial withdrawals taken from it in the Fixed Account and transfers to the Variable Account. The Fixed Accumulation Value will be calculated at least monthly on the monthly anniversary date.

     You may transfer all or part of your Fixed Accumulation Value to the Sub-Accounts of the Variable Account, subject to the following transfer limitations:

     - The request to transfer must be postmarked no more than 30 days before the Policy Anniversary and no later than 30 days after the Policy Anniversary. Only one transfer is allowed during this period.
     - The Fixed Accumulation Value after the transfer must be at least equal to the Loan Amount.
     - No more than 50% of the Fixed Accumulation Value (minus any Loan Amount) may be transferred unless the balance is less than $2,000 in which case, the full Fixed Accumulation Value (minus any Loan Amount) may be transferred.
     - You must transfer at least:

       -- $500, or

       -- the total Fixed Accumulation Value (minus any Loan Amount) if less than $500.

     We make the Monthly Deduction from your Fixed Accumulation Value in proportion to the total Accumulation Value of the Policy.

     The Surrender Charge described in the Prospectus applies to the total Accumulation Value, which includes the Fixed Accumulation Value. If the Owner surrenders the Policy for its Cash Surrender Value, the Fixed Accumulation Value will be reduced by any applicable Surrender Charge, any Loan Amount and unpaid Monthly Deductions applicable to the Fixed Account.

                                   APPENDIX B

                       CALCULATION OF ACCUMULATION VALUE

     The Accumulation Value of the Policy is equal to the sum of the Variable Accumulation Value plus the Fixed Accumulation Value.

VARIABLE ACCUMULATION VALUE

     The Variable Accumulation Value is the total of your values in each Sub-Account. The value for each Sub-Account is equal to:

1 multiplied by 2, where:

1

Is your current number of Accumulation Units (described below).

2

Is the current Unit Value (described below).

     The Variable Accumulation Value will vary from Valuation Date to Valuation Date (described below) reflecting changes in 1 and 2 above.

     ACCUMULATION UNITS. When transactions are made which affect the Variable Accumulation Value, dollar amounts are converted to Accumulation Units. The number of Accumulation Units for a transaction is found by dividing the dollar amount of the transaction by the current Unit Value.

     The number of Accumulation Units for a Sub-Account increases when:

     - Net Premiums are credited to that Sub-Account; or

     - Transfers from the Fixed Account or other Sub-Accounts are credited to that Sub-Account.

     The number of Accumulation Units for a Sub-Account decreases when:

     - You take out a Policy loan which causes a transfer from that Sub-Account;

     - You take a partial withdrawal from that Sub-Account;

     - We take a portion of the Monthly Deduction from that Sub-Account; or

     - Transfers are made from that Sub-Account to the Fixed Account or other Sub-Accounts.

     UNIT VALUE. The Unit Value for a Sub-Account on any Valuation Date is equal to the previous Unit Value times the Net Investment Factor for that Sub-Account (described below) for the Valuation Period (described below) ending on that Valuation Date.

     NET INVESTMENT FACTOR. The Net Investment Factor is a number that reflects charges to the Policy and the investment performance during a Valuation Period of the Fund in which a Sub-Account is invested. If the Net Investment Factor is greater than one, the Unit Value is increased. If the Net investment Factor is less than one, the Unit Value is decreased. The Net Investment Factor for a Sub-Account is determined by dividing 1 by 2.

(1/2), where:

1

Is the result of:

     - The net asset value per share of the Fund shares in which the Sub-Account invests, determined at the end of the current Valuation Period;

     - Plus the per share amount of any dividend or capital gain distributions made on the Fund shares in which the Sub-Account invests during the current Valuation Period;

     - Plus or minus a per share charge or credit for any taxes reserved which we determine has resulted from the investment operations of the Sub-Account and to be applicable to the Policy.

2

Is the result of:

     - The net asset value per share of the Fund shares held in the Sub-Account, determined at the end of the last prior Valuation Period;

     - Plus or minus a per share charge or credit for any taxes reserved for during the last prior Valuation Period which we determine resulted from the investment operations of the Sub-Account and was applicable to the Policy.

     VALUATION DATE; VALUATION PERIOD. A Valuation Date is each day the New York Stock Exchange is open for business except for a day that a Sub-Account's corresponding Fund does not value its shares. A Valuation Period is the period between two successive Valuation Dates, commencing at the close of business of a Valuation Date and ending at the close of business on the next Valuation Date.

FIXED ACCUMULATION VALUE

     The Fixed Accumulation Value on the Policy Date is your Net Premium credited to the Fixed Account on that date minus the Monthly Deduction applicable to the Fixed Accumulation Value for the first Policy Month.

     After the Policy Date, the Fixed Accumulation Value is calculated as:

1 + 2 + 3 + 4 - 5 - 6, where:

1
Is the Fixed Accumulation Value on the preceding Monthly Anniversary, plus interest from the Monthly Anniversary to the date of the calculation.

2
Is the total of your Net Premiums credited to the Fixed Account since the preceding Monthly Anniversary, plus interest from the date premiums are credited to the date of the calculation.

3
Is the total of your transfers from the Variable Account to the Fixed Account since the preceding Monthly Anniversary, plus interest from the date of transfer to the date of the calculation.

4
Is the total of your Loan Amount transferred from the Variable Account since the preceding Monthly Anniversary.

5
Is the total of your transfers to the Variable Account from the Fixed Account since the preceding Monthly Anniversary, plus interest from the date of transfer to the date of the calculation.

6
Is the total of your partial withdrawals from the Fixed Account since the preceding Monthly Anniversary, plus interest from the date of withdrawal to the date of the calculation.

     If the date of the calculation is a Monthly Anniversary, we also reduce the Fixed Accumulation Value by the applicable Monthly Deduction for the Policy Month following the Monthly Anniversary.

     The minimum interest rate applied in the calculation of the Fixed Accumulation Value is an effective annual rate of 4%. Interest in excess of the minimum rate may be applied in the calculation of your Fixed Accumulation Value in a manner which our Board of Directors determines.

                                   APPENDIX C
               MAXIMUM SURRENDER CHARGE PER $1,000 OF FACE AMOUNT

INSURED'S AGE AT                                          INSURED'S AGE AT
 POLICY DATE OR                                            POLICY DATE OR
EFFECTIVE DATE OF    CHARGE PER $1,000 OF FACE AMOUNT     EFFECTIVE DATE OF    CHARGE PER $1,000 OF FACE AMOUNT
  INCREASE, AS       (INITIAL FACE AMOUNT OR AMOUNT OF      INCREASE, AS       (INITIAL FACE AMOUNT OR AMOUNT OF
   APPROPRIATE              REQUESTED INCREASE)              APPROPRIATE              REQUESTED INCREASE)
-----------------   -----------------------------------   -----------------   -----------------------------------
                      MALE        FEMALE       UNISEX                           MALE        FEMALE       UNISEX
                      ----        ------       ------                           ----        ------       ------
        0              2.16        1.98         2.10             43              8.57        7.45         8.18
        1              2.20        1.97         2.12             44              8.79        7.63         8.38
        2              2.25        1.98         2.16             45              9.00        7.79         8.58
        3              2.30        2.00         2.20             46              9.26        7.99         8.82
        4              2.36        2.03         2.24             47              9.53        8.22         9.07
        5              2.43        2.07         2.30             48              9.83        8.46         9.35
        6              2.50        2.13         2.37             49             10.14        8.73         9.65
        7              2.58        2.20         2.45             50             10.46        9.02         9.96
        8              2.68        2.27         2.54             51             10.78        9.31        10.27
        9              2.78        2.36         2.63             52             11.12        9.60        10.59
       10              2.89        2.45         2.74             53             11.48        9.89        10.92
       11              3.01        2.55         2.85             54             11.85       10.18        11.27
       12              3.12        2.66         2.96             55             12.24       10.48        11.62
       13              3.24        2.75         3.07             56             12.63       10.76        11.98
       14              3.35        2.85         3.18             57             13.07       11.08        12.37
       15              3.47        2.94         3.28             58             13.56       11.44        12.82
       16              3.58        3.03         3.39             59             14.10       11.85        13.31
       17              3.70        3.13         3.50             60             14.68       12.29        13.84
       18              3.83        3.25         3.63             61             15.27       12.74        14.38
       19              3.96        3.38         3.76             62             15.87       13.19        14.93
       20              4.10        3.53         3.90             63             16.48       13.66        15.49
       21              4.25        3.68         4.05             64             17.09       14.13        16.05
       22              4.41        3.84         4.21             65             17.70       14.60        16.62
       23              4.57        3.99         4.37             66             18.27       15.05        17.14
       24              4.74        4.13         4.53             67             18.92       15.56        17.74
       25              4.91        4.26         4.68             68             19.64       16.15        18.42
       26              5.09        4.39         4.85             69             20.44       16.80        19.17
       27              5.29        4.55         5.03             70             21.29       17.51        19.97
       28              5.51        4.73         5.24             71             22.13       18.21        20.76
       29              5.74        4.95         5.46             72             22.99       18.96        21.58
       30              5.99        5.19         5.71             73             23.84       19.73        22.40
       31              6.13        5.36         5.86             74             24.71       20.53        23.25
       32              6.28        5.53         6.02             75             25.57       21.36        24.10
       33              6.44        5.68         6.17             76             25.15       21.13        23.74
       34              6.60        5.82         6.33             77             24.54       20.75        23.21
       35              6.76        5.96         6.48             78             23.69       20.16        22.45
       36              6.91        6.07         6.62             79             22.53       19.31        21.40
       37              7.10        6.22         6.79             80             21.00       18.12        19.99
       38              7.31        6.39         6.99             81             19.03       16.53        18.16
       39              7.55        6.59         7.21             82             17.17       15.04        16.42
       40              7.81        6.81         7.46             83             15.50       13.70        14.87
       41              8.08        7.04         7.72             84             14.08       12.58        13.56
       42              8.33        7.25         7.95             85             13.00       11.74        12.56

--------------------------------------------------------------------------------

                      (This Page Intentionally Left Blank)

                                   APPENDIX D
                  MONTHLY AMOUNT CHARGES PER $1000 FACE AMOUNT
                    BASE POLICY -- NON TOBACCO RATE CLASSES


ISSUE                              ISSUE
AGE*     MALE    FEMALE   UNISEX   AGE*     MALE    FEMALE   UNISEX
-----    ----    ------   ------   -----    ----    ------   ------
  0     0.1168   0.1139   0.1158    46     0.3510   0.3110   0.3370
  1     0.1099   0.1052   0.1082    47     0.3670   0.3240   0.3520
  2     0.1045   0.0985   0.1024    48     0.3830   0.3390   0.3670
  3     0.1006   0.0938   0.0982    49     0.4000   0.3540   0.3840
  4     0.0983   0.0910   0.0958    50     0.4190   0.3710   0.4020
  5     0.0977   0.0901   0.0950    51     0.4380   0.3890   0.4210
  6     0.0988   0.0911   0.0961    52     0.4580   0.4070   0.4400
  7     0.1002   0.0924   0.0975    53     0.4790   0.4250   0.4600
  8     0.1019   0.0938   0.0990    54     0.5010   0.4430   0.4810
  9     0.1038   0.0953   0.1008    55     0.5240   0.4610   0.5020
 10     0.1059   0.0970   0.1028    56     0.5470   0.4780   0.5230
 11     0.1082   0.0988   0.1049    57     0.5740   0.4990   0.5480
 12     0.1108   0.1008   0.1073    58     0.6050   0.5230   0.5770
 13     0.1138   0.1030   0.1101    59     0.6410   0.5510   0.6090
 14     0.1173   0.1056   0.1132    60     0.6800   0.5830   0.6460
 15     0.1212   0.1084   0.1167    61     0.7240   0.6180   0.6870
 16     0.1257   0.1117   0.1208    62     0.7700   0.6540   0.7290
 17     0.1305   0.1155   0.1252    63     0.8170   0.6920   0.7730
 18     0.1355   0.1198   0.1300    64     0.8650   0.7310   0.8180
 19     0.1408   0.1246   0.1352    65     0.9140   0.7710   0.8640
 20     0.1464   0.1299   0.1407    66     0.9650   0.8120   0.9110
 21     0.1492   0.1336   0.1438    67     1.0210   0.8580   0.9640
 22     0.1522   0.1370   0.1469    68     1.0840   0.9090   1.0230
 23     0.1554   0.1401   0.1501    69     1.1530   0.9660   1.0880
 24     0.1589   0.1431   0.1533    70     1.2290   1.0270   1.1580
 25     0.1625   0.1458   0.1567    71     1.3100   1.0920   1.2340
 26     0.1665   0.1484   0.1601    72     1.3980   1.1640   1.3160
 27     0.1708   0.1518   0.1641    73     1.4910   1.2430   1.4040
 28     0.1755   0.1560   0.1687    74     1.5910   1.3290   1.4990
 29     0.1806   0.1610   0.1737    75     1.6980   1.4220   1.6010
 30     0.1860   0.1668   0.1793    76     1.8120   1.5240   1.7110
 31     0.1918   0.1733   0.1853    77     1.9400   1.6390   1.8350
 32     0.1979   0.1796   0.1915    78     2.0830   1.7680   1.9730
 33     0.2044   0.1859   0.1980    79     2.2420   1.9120   2.1270
 34     0.2113   0.1921   0.2046    80     2.4160   2.0720   2.2960
 35     0.2186   0.1983   0.2115    81     2.6080   2.2470   2.4810
 36     0.2263   0.2045   0.2187    82     2.8140   2.4400   2.6830
 37     0.2352   0.2118   0.2270    83     3.0360   2.6510   2.9020
 38     0.2452   0.2203   0.2365    84     3.2750   2.8820   3.1370
 39     0.2564   0.2299   0.2471    85     3.5300   3.1320   3.3910
 40     0.2687   0.2406   0.2589
 41     0.2821   0.2524   0.2717
 42     0.2956   0.2641   0.2846
 43     0.3092   0.2758   0.2975
 44     0.3230   0.2875   0.3106
 45     0.3371   0.2993   0.3239


--------------------------------------------------------------------------------


*Based on the Insured's age on the Policy Date, or on the Effective Date of any increase in Face Amount, as appropriate.

                                   APPENDIX D
                  MONTHLY AMOUNT CHARGES PER $1000 FACE AMOUNT
                      BASE POLICY -- TOBACCO RATE CLASSES


ISSUE                              ISSUE
AGE*     MALE    FEMALE   UNISEX   AGE*     MALE    FEMALE   UNISEX
-----    ----    ------   ------   -----    ----    ------   ------
  0     0.1309   0.1142   0.1251    46     0.4360   0.3370   0.4010
  1     0.1232   0.1076   0.1177    47     0.4560   0.3520   0.4200
  2     0.1172   0.1026   0.1121    48     0.4790   0.3670   0.4400
  3     0.1132   0.0992   0.1083    49     0.5030   0.3810   0.4600
  4     0.1111   0.0975   0.1063    50     0.5290   0.3950   0.4820
  5     0.1111   0.0975   0.1063    51     0.5570   0.4080   0.5050
  6     0.1134   0.0993   0.1085    52     0.5860   0.4230   0.5290
  7     0.1159   0.1012   0.1107    53     0.6150   0.4420   0.5540
  8     0.1186   0.1030   0.1131    54     0.6440   0.4630   0.5810
  9     0.1215   0.1049   0.1157    55     0.6730   0.4860   0.6080
 10     0.1245   0.1067   0.1183    56     0.7030   0.5120   0.6360
 11     0.1277   0.1085   0.1209    57     0.7370   0.5370   0.6670
 12     0.1313   0.1107   0.1241    58     0.7750   0.5610   0.7000
 13     0.1354   0.1136   0.1277    59     0.8180   0.5850   0.7370
 14     0.1400   0.1170   0.1320    60     0.8670   0.6090   0.7770
 15     0.1453   0.1211   0.1369    61     0.9210   0.6330   0.8200
 16     0.1513   0.1259   0.1424    62     0.9770   0.6630   0.8670
 17     0.1576   0.1308   0.1482    63     1.0340   0.7020   0.9180
 18     0.1641   0.1357   0.1541    64     1.0930   0.7470   0.9720
 19     0.1708   0.1406   0.1602    65     1.1530   0.8000   1.0300
 20     0.1777   0.1455   0.1665    66     1.2140   0.8610   1.0900
 21     0.1813   0.1484   0.1698    67     1.2810   0.9160   1.1530
 22     0.1852   0.1519   0.1736    68     1.3550   0.9680   1.2190
 23     0.1896   0.1558   0.1778    69     1.4350   1.0140   1.2880
 24     0.1943   0.1602   0.1824    70     1.5230   1.0560   1.3590
 25     0.1994   0.1651   0.1874    71     1.6160   1.0920   1.4330
 26     0.2049   0.1705   0.1929    72     1.7160   1.1500   1.5180
 27     0.2109   0.1756   0.1986    73     1.8210   1.2290   1.6140
 28     0.2174   0.1807   0.2046    74     1.9330   1.3310   1.7220
 29     0.2244   0.1857   0.2108    75     2.0510   1.4550   1.8420
 30     0.2318   0.1905   0.2174    76     2.1770   1.6030   1.9760
 31     0.2398   0.1953   0.2242    77     2.3140   1.7600   2.1200
 32     0.2482   0.2011   0.2317    78     2.4620   1.9270   2.2750
 33     0.2570   0.2077   0.2397    79     2.6230   2.1030   2.4410
 34     0.2663   0.2152   0.2484    80     2.7960   2.2880   2.6180
 35     0.2761   0.2236   0.2577    81     2.9830   2.4830   2.8080
 36     0.2863   0.2328   0.2676    82     3.1820   2.6920   3.0110
 37     0.2975   0.2417   0.2779    83     3.3950   2.9140   3.2270
 38     0.3095   0.2502   0.2888    84     3.6210   3.1510   3.4570
 39     0.3224   0.2585   0.3001    85     3.8620   3.4020   3.7010


   40   0.3363   0.2664   0.3118
 41     0.3511   0.2739   0.3241
 42     0.3667   0.2832   0.3375
 43     0.3829   0.2941   0.3518
 44     0.3999   0.3067   0.3673
 45     0.4176   0.3210   0.3838

--------------------------------------------------------------------------------


*Based on the Insured's age on the Policy Date, or on the Effective Date of any increase in Face Amount, as appropriate.

                          UNDERTAKINGS TO FILE REPORTS

     Subject to the terms and conditions of Section 15(d) of the Securities and Exchange Act of 1934, the undersigned Registrant hereby undertakes to file with the Securities and Exchange Commission such supplementary and periodic information, documents and reports as may be prescribed by any rule or regulation of the Commission heretofore or hereafter duly adopted pursuant to authority conferred in that section.

                              RULE 484 UNDERTAKING

     Insofar as indemnification for liability arising under the Securities Act of 1933 (the "Act") may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

            "REASONABLENESS" REPRESENTATION PURSUANT TO 26(e)(2)(A)
                     OF THE INVESTMENT COMPANY ACT OF 1940


     ReliaStar Life Insurance Company of New York represents that the fees and charges deducted under the flexible premium variable life insurance policy, in the aggregate, are reasonable in relation to the services rendered, the expenses expected to be incurred, and the risks assumed by ReliaStar Life Insurance Company of New York.

                                   SIGNATURES



Pursuant to the requirements of the Securities Act of 1933, the Registrant, ReliaStar Life Insurance Company of New York Variable Life Separate Account I, and ReliaStar Life Insurance Company of New York have duly caused Pre-Effective Amendment No. 1 to this Registration Statement to be signed on their behalf by the undersigned, thereunto duly authorized, and their seal to be hereunto affixed and attested, all in the City of Minneapolis, and in the State of Minnesota on the 16th day of March, 2001.



                                          RELIASTAR LIFE INSURANCE COMPANY OF
                                          NEW YORK


                                          VARIABLE LIFE SEPARATE ACCOUNT I


                                          (Registrant)



                                          By:RELIASTAR LIFE INSURANCE


                                             COMPANY OF NEW YORK


                                            (Depositor)



                                          By:    /s/ ROBERT C. SALIPANTE

                                            ------------------------------------

                                            Robert C. Salipante


                                            Vice Chairman and Director



(Seal)



ATTEST:



       /s/ LORALEE A. RENELT

--------------------------------------

          Loralee A. Renelt


                                          RELIASTAR LIFE INSURANCE COMPANY OF
                                          NEW YORK


                                          (Depositor)


                                          By:    /s/ ROBERT C. SALIPANTE

                                            ------------------------------------

                                            Robert C. Salipante


                                            Vice Chairman and Director



(Seal)



ATTEST:



       /s/ LORALEE A. RENELT

--------------------------------------
          Loralee A. Renelt

Pursuant to the requirements of the Securities Act of 1933, Pre-Effective Amendment No. 1 to this Registration Statement has been signed below by the following persons in the capacities with Reliastar Life Insurance Company of New York and on the date indicated.



                   SIGNATURE                                      TITLE                        DATE
                   ---------                                      -----                        ----

              /s/ JOHN G. TURNER*                   Chairman and Director                 March 16, 2001
------------------------------------------------
                 John G. Turner

              /s/ JAMES R. GELDER*                  President, Chief Executive Officer    March 16, 2001
------------------------------------------------    and Director
                James R. Gelder

           /s/ WILLIAM D. BONNEVILLE*               Executive Vice President and Chief    March 16, 2001
------------------------------------------------    Administrative Officer
             William D. Bonneville

              /s/ STEPHEN A. CARB*                  Director                              March 16, 2001
------------------------------------------------
                Stephen A. Carb

           /s/ PAULA CLUDRAY-ENGELKE*               Secretary                             March 16, 2001
------------------------------------------------
             Paula Cludray-Engelke

             /s/ JAMES G. COCHRAN*                  Executive Vice President              March 16, 2001
------------------------------------------------
                James G. Cochran

             /s/ R. MICHAEL CONLEY*                 Director                              March 16, 2001
------------------------------------------------
               R. Michael Conley

             /s/ RICHARD R. CROWL*                  Senior Vice President, General        March 16, 2001
------------------------------------------------    Counsel, and Director
                Richard R. Crowl

       /s/ AMBASSADOR ULRIC HAYNES, JR.*            Director                              March 16, 2001
------------------------------------------------
          Ambassador Ulric Haynes, Jr.

              /s/ WAYNE R. HUNEKE*                  Vice President, Chief Financial       March 16, 2001
------------------------------------------------    Officer and Director
                Wayne R. Huneke

              /s/ MARK S. JORDAHL*                  Vice President, Chief Investment      March 16, 2001
------------------------------------------------    Officer, and Director
                Mark S. Jordahl

              /s/ KENNETH U. KUK*                   Director                              March 16, 2001
------------------------------------------------
                 Kenneth U. Kuk

              /s/ JAMES R. MILLER*                  Vice President, Controller and        March 16, 2001
------------------------------------------------    Director
                James R. Miller

          /s/ FIORAVANTE G. PERROTTA*               Director                              March 16, 2001
------------------------------------------------
             Fioravante G. Perrotta

           /s/ RODGER D. ROSENFELDT*                Executive Vice President, Chief       March 16, 2001
------------------------------------------------    Operating Officer and Director
              Rodger D. Rosenfeldt

             /s/ CHARLES B. UPDIKE*                 Director                              March 16, 2001
------------------------------------------------
               Charles B. Updike

               /s/ ROSS M. WEALE*                   Director                              March 16, 2001
------------------------------------------------
                 Ross M. Weale

          *By: /s/ MICHAEL S. FISCHER               pursuant to Power of Attorney executed In
  -------------------------------------------       March 2001.
               Michael S. Fischer

                                    PART II
CONTENTS OF REGISTRATION STATEMENT

     This Registration Statement comprises the following papers and documents:

     The Facing Sheet
        The general form of Prospectus, consisting of           pages.
        Undertaking to file reports.
        Rule 484 Undertaking.
        "Reasonableness" representation pursuant to Section 26(e)(2)(A) of the Investment Company Act of 1940.
        The signatures.

     Written consents of the following persons:


1. Michael S. Fischer -- To be filed by Pre-effective Amendment


2. Craig A. Krogstad, FSA, MAAA -- To be filed by Pre-effective Amendment

3. Independent Auditors' Consents -- To be filed by Pre-effective Amendment

     The following exhibits:

          1. The following exhibits correspond to those required by Paragraph A of the instructions as to exhibits in Form N-8B-2:



 (1) (a)  Resolution of Board of Directors of ReliaStar Life Insurance
          Company of New York ("RLICNY") establishing the RLICNY
          Variable Life Separate Account I.(1)
     (b) Resolution of Board of Directors of RLICNY changing the name of RLICNY changing the name of RLICNY Separate Account I.(4)
 (2)      Not applicable.
 (3) (a)  Form of General Distributor Agreement between Washington
          Square Securities Inc. and RLICNY. (To be filed by
          Pre-effective Amendment.)
     (b)  Specimens of WSSI Selling Agreements. (To be filed by
          Pre-effective Amendment.)
 (4)      Not applicable.
 (5) (a) Form of Policy available (together with available Policy riders).(7)
     (b)  Policy Illustration.(7)
 (6) (a)  Amended Charter of RLICNY.(4)
     (b)  Amended Bylaws of RLICNY.(4)
 (7)      Not applicable.
 (8) (a)  Form of Participation Agreement by and between RLICNY and
          Fred Alger Management, Inc.(3)
          Exhibit -- Form of Amendment to Participation Agreement.(6)
     (b) Form of Amendment No. 1 to Participation Agreement by and between Depositor and Fred Alger Management, Inc.(5)
     (c)  Participation Agreement with Fidelity's Variable Insurance
          Products Fund and Fidelity Distributors Corporation and Form of Amendment No. 1.(1)
     (d) Form of Amendment Nos. 2 and 3 to Participation Agreement with Fidelity's Variable Insurance Products Fund and
          Fidelity Distributors Corporation.(4)
     (e)  Form of Amendment No. 4 to Participation Agreement among
          Depositor and Fidelity's Variable Insurance Products Fund and Fidelity Distributors Corporation.(5)
     (f)  Participation Agreement with Fidelity's Variable Insurance
          Products Fund II and Fidelity Distributors Corporation and
          Form of Amendment No. 1.(1)

           (g)        Form of Amendment Nos. 2 and 3 to Participation Agreement with Fidelity's Variable Insurance Products
                      Fund II and Fidelity Distributors Corporation.(4)
           (h)        Form of Amendment No. 4 to Participation Agreement among Depositor and Fidelity's Variable Insurance
                      Products Fund II and Fidelity Distributors Corporation.(5)
           (i)        Form of Participation Agreement by and between RLICNY and Janus Aspen Series.(3)
           (j)        Form of Amendment No. 1 to Participation by and between Depositor and Janus Aspen Series.(5)
           (k)        Form of Participation Agreement by and between RLICNY, Neuberger Berman Advisers Management Trust,
                      Advisers Managers Trust and Neuberger Berman Management Inc.(3)
           (l)        Amendment No. 1 to Participation Agreement by and among Depositor, Neuberger Berman Advisers
                      Management Trust, Advisers Managers Trust and Neuberger Berman Management Inc.(5)
           (m)        Form of Participation Agreement by and between RLICNY and OpCap Advisors.(3)
           (n)        Amendment No. 1 to Participation Agreement by and between Depositor and OpCap Advisors.(5)
           (o)        Form of Participation Agreement with Putnam Variable Trust (formerly known as Putnam Capital Manager
                      Trust) and Putnam Mutual Funds Corp.(2)
           (p)        Form of Service Agreement by and between RLICNY and Janus Capital Corporation.(3)
           (q)        Form of Amendment No. 1 to Participation Agreement with Putnam Variable Trust and Putnam Mutual Funds
                      Corp.(4)
           (r)        Form of Amendment No. 2 to Participation Agreement among Depositor and Putnam Variable Trust and
                      Putnam Mutual Funds Corp.(5)
           (s)        Form of Service Agreement by and RLICNY and Fred Alger Management, Inc.(3)
           (t)        Form of Service Contract with Fidelity Distributors Corporation.(2)
           (u)        Form of Service Agreement with Fidelity Investments Institutional Operations Company, Inc.(2)
           (v)        Form of Service Agreement by and between RLICNY and Neuberger Berman Management Inc.(3)
           (w)        Form of Service Agreement by and between RLICNY and OpCap Advisors.(3)
           (x)        Form of Management Services Agreement with ReliaStar Life Insurance Company.(1)
           (y)        Form of Participation Agreement by and between A-I-M Variable Insurance Funds, Inc., A I M
                      Distributors, Inc., and ReliaStar Life Insurance Company of New York.(6)
           (z)        Form of Administrative Services Agreement between ReliaStar Life Insurance Company, Northern Life
                      Insurance Company, ReliaStar Life Insurance Company of New York and A I M Advisors, Inc.(6)
      (9)             Not applicable.
     (10)  (a)        Policy application.(4)
           (b)        Supplement to Policy Application Form.(6)



     2. Opinion and consent of Michael S. Fischer, Esquire, as to the legality of the Securities being registered. (To be filed by Pre-effective Amendment.)


     3. Not applicable.

     4. Not applicable.

EX-99.C1.  Independent Auditors' Consent. (To be filed in Pre-effective
           Amendment.)
EX-99.C2.  Not applicable.
EX-99.C3.  Not applicable.
EX-99.C4.  See EX-99.2. (To be filed in Pre-effective Amendment.)
EX-99.C5.  Not applicable.
EX-99.C6.  Actuarial Opinion and Consent. (To be filed in Pre-effective
           Amendment.)

EX-99.D1.     Memorandum describing RLICNY's issuance, transfer and redemption procedures for the Policies and
              RLICNY's procedure for conversion to a fixed benefit policy. (To be filed in Pre-Effective
              Amendment.)
EX-24.        Powers of Attorney.
              William D. Bonneville
              Stephen A. Carb
              R. Michael Conley
              Richard R. Crowl
              Paula C. Cludray-Engelke
              James G. Cochran
              James R. Gelder
              Ambassador Ulric Haynes, Jr.
              Wayne R. Huneke
              Mark S. Jordahl
              Kenneth U. Kuk
              James R. Miller
              David S. Pendergrass
              Fioravante G. Perrotta
              Rodger D. Roenfeldt
              Robert C. Salipante
              John G. Turner
              Charles B. Updike
              Ross M. Weale


---------------
(1) Incorporated by reference to Registrant's Form S-6 Registration Statement, File No. 333-19123, filed December 31, 1996.

(2) Incorporated by reference to Registrant's Form S-6 Registration Statement, File No. 333-19123, filed May 9, 1997.

(3) Incorporated by reference to Registrant's Form S-6 Registration Statement, File No. 333-19123, filed August 1, 1997.

(4) Incorporated by reference to Registrant's Form S-6 Registration Statement, File No. 333-47527, filed March 6, 1998.

(5) Incorporated by reference to Registration's Form S-6 Registration Statement, File No. 333-19123, filed on April 30, 1999.

(6) Incorporated by reference to Registration's Form S-6 Registration Statement, File No. 333-19123, filed on April 7, 2000.


(7)Incorporated by reference to Registration's Form S-6 Registration Statement, File No. 333-5238, filed on December 20, 2000.

                               INDEX TO EXHIBITS


EX-99.2.        Opinion and consent of Michael S. Fischer, Esquire, as to
                the legality of the Securities being registered. -- To be
                filed in Pre-effective Amendment
EX-99.C1.       Independent Auditors' Consent -- To be filed in
                Pre-effective Amendment
EX.99-C6.       Actuarial Opinion and Consent -- To be filed in
                Pre-effective Amendment
EX-24           Powers of Attorney